UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

GSK on track to deliver 2024 outlooks with further good progress made in R&D

Q3 2024 sales and core earnings growth driven by strong performance of Specialty Medicines helping to offset lower Vaccines sales
●	Total Q3 2024 sales £8.0 billion -2% AER; +2% CER
●	Vaccines sales -15%. Shingrix -7% and Arexvy -72% reflecting ACIP guideline changes, prioritisation of COVID vaccinations in the US and annualisation of Arexvy launch in Q3 2023
●	Specialty Medicines sales +19%. HIV sales +12%. Oncology +94%. Respiratory/Immunology and other +14%
●	General Medicines sales +7%. Trelegy +16%
●	Total operating profit -86% and Total EPS -100% driven by a charge of £1.8 billion ($2.3 billion) in relation to the Zantac settlement
●	Core operating profit +5% and Core EPS +5% reflecting strong Specialty Medicines performance, together with effective cost management
●	Cash generated from operations in the quarter £2.5 billion with Free cash flow of £1.3 billion
(Financial Performance – Q3 2024 results unless otherwise stated, growth % and commentary at CER as defined on page 52).

	Q3 2024			Year to date
	£m	% AER	% CER	£m	% AER	% CER
Turnover	8,012	(2)	2	23,259	4	8
Turnover ex COVID	8,012	(2)	2	23,258	5	9
Total operating profit	189	(90)	(86)	3,325	(46)	(41)
Total operating margin %	2.4%	(21.6ppts)	(20.6ppts)	14.3%	(13.4ppts)	(12.5ppts)
Total EPS	(1.4p)	>(100)	(100)	53.0p	(53)	(48)
Core operating profit	2,761	–	5	7,717	10	16
Core operating margin %	34.5%	0.4ppts	1.0ppts	33.2%	1.6ppts	2.2ppts
Core EPS	49.7p	(1)	5	136.2p	8	14
Cash generated from operations	2,499	–		5,275	19

Further progress in R&D with growth prospects strengthened in all key therapeutic areas:
●
Infectious Diseases: EU approval for Arexvy in adults aged 50-59 at increased risk, and positive new data indicates protection over three RSV seasons; US FDA file acceptance for gepotidacin in uncomplicated UTI; bepirovirsen granted SENKU designation in Japan for chronic hepatitis B

●	HIV: Real-world studies demonstrate 99% effectiveness for Apretude, the only approved long-acting medicine for HIV PrEP
●
Respiratory/Immunology: Positive results announced for ultra long-acting biologic, depemokimab, for phase III ANCHOR trial (CRSwNP)(1) and full results for SWIFT-1&2 trials (severe asthma) supporting filing for severe asthma and CRSwNP before year end with dual indication, potential launch in 2025. Positive headline results announced for phase III MATINEE trial for Nucala in COPD. Nucala approved in Japan for CRSwNP

●
Oncology: Expanded US FDA approval for Jemperli in endometrial cancer; Blenrep filed in US, EU and Japan and received Breakthrough Therapy Designation in China; US FDA Breakthrough Therapy Designation for GSK5764227 (B7-H3-targeted antibody-drug conjugate) in small-cell lung cancer

2024 guidance confirmed; Q3 2024 dividend of 15p declared and continue to expect 60p full year dividend:
●	2024 turnover growth of 7% to 9%; Core operating profit growth of 11% to 13%; Core EPS growth of 10% to 12%. Expected to deliver broadly around the middle of existing ranges
Guidance all at CER and excluding COVID-19 solutions

Emma Walmsley, Chief Executive Officer, GSK:
“We have delivered another quarter of sales and core operating profit growth, and further good progress in R&D. Strong growth in specialty medicines helped to offset lower vaccine sales and reflected successful new product launches in oncology and HIV, as well as the resilience we have now built into GSK’s portfolio and performance. Our pipeline continues to strengthen with 11 positive phase III trials reported so far this year and we are currently planning launches for 5 major new product approval opportunities next year: Blenrep, Depemokimab, Nucala for COPD, Gepotidacin, and our new vaccine to prevent meningitis (MenABCWY). We also resolved the vast majority of Zantac litigation in the quarter, to remove uncertainty and so we can focus forward. All this means we are on track to deliver our 2024 guidance, and we are even more confident in our 2026 and 2031 outlooks.”

The Total results are presented in summary above and on page 8 and Core results reconciliations are presented on pages 20 and 23. Core results are a non-IFRS measure that may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS. The following terms are defined on page 52: Core results, £% or AER% growth, CER% growth, COVID-19 solutions, turnover excluding COVID-19 solutions; and other non-IFRS measures. GSK provides guidance on a Core results basis only, for the reasons set out on page 18. All expectations, guidance and targets regarding future performance and dividend payments should be read together with ‘Guidance and outlooks, assumptions and cautionary statements’ on page 54. (1) CRSwNP - Chronic rhinosinusitis with nasal polyps.

2024 Guidance

GSK confirms its full-year sales, core profit and EPS guidance at constant exchange rates (CER) and expects to deliver broadly around the middle of the existing ranges. All guidance, expectations and full-year growth rates exclude any contributions from COVID-19 solutions.

Despite some challenges this quarter, particularly with lower than anticipated vaccine demand and a tough comparator, GSK delivered growth in both sales and core profits in the quarter at CER. Specialty Medicines continue to grow strongly, particularly reflecting successful new launches in Oncology and for long-acting HIV medicines. General Medicines, including Trelegy, also continued to perform better than expected.

Sales are expected to grow between 7 to 9 per cent range at CER. Improved sales performances in Specialty and General Medicines are expected to offset lower sales growth of Vaccines this year, primarily due to lower sales of Arexvy and Shingrix. Key factors driving Arexvy performance are guideline restrictions, prioritisation of COVID vaccination in the US, and an unfavourable comparison to the vaccine’s outstanding launch last year.

All Guidance excludes the contributions of COVID-19 solutions	Confirmed 2024 guidance at CER	Previous 2024 guidance at CER
Turnover	Increase between 7% to 9%	Increase between 7% to 9%
Core operating profit	Increase between 11% to 13%	Increase between 11% to 13%
Core earnings per share	Increase between 10% to 12%	Increase between 10% to 12%

This guidance is supported by the following revised turnover expectations for full-year 2024 at CER:

All turnover expectations exclude the contributions of COVID-19 solutions	Revised 2024 guidance at CER	Previous 2024 guidance at CER
Vaccines	Decrease low-single digit per cent in turnover	Increase low to mid-single digit per cent in turnover
Specialty Medicines	Increase high teens per cent in turnover	Increase mid to high teens per cent in turnover
General Medicines	Increase mid-single digit per cent in turnover	Increase low to mid-single digit per cent in turnover

Core operating profit is expected to grow between 11 to 13 per cent at CER. This is despite a 6 percentage point impact to operating profit growth following the loss of the majority of Gardasil royalties effective from the beginning of 2024. SG&A continues to be expected to grow low-single digits, with effective cost control driving operating leverage and further margin improvements. R&D expenditure is expected to increase slightly below sales growth and royalty income is expected to be around £600 million for the full year.

Core earnings per share is expected to increase between 10 to 12 percent at CER. Expectations for non-controlling interests remain unchanged relative to 2023, and GSK continues to anticipate an increase in the core effective tax rate to around 17% for the full year following implementation of new global minimum corporate income tax rules which came into effect from 1 January 2024 in line with the Organisation for Economic Co-Operation and Development ‘Pillar 2’ model framework.

Additional commentary

Dividend policy
The Dividend policy and the expected pay-out ratio remain unchanged. Consistent with this, and reflecting strong business performance during the quarter, GSK has declared a dividend for Q3 2024 of 15p per share and expects to declare a dividend of 60p per share for the full year 2024.

COVID-19 solutions
For the full year 2024, GSK does not anticipate any further COVID-19 pandemic-related sales or operating profit. Consequently, and in comparison to 2023, it is anticipated that the full year growth in sales and Core operating profit will be adversely impacted by one and two percentage points, respectively.

Exchange rates
If exchange rates were to hold at the closing rates on 30 September 2024 ($1.34/£1, €1.20/£1 and Yen 191/£1) for the rest of 2024, the estimated impact on 2024 Sterling turnover growth for GSK would be -5% and if exchange gains or losses were recognised at the same level as in 2023, the estimated impact on 2024 Sterling Core Operating Profit growth for GSK would be -8%.

Results presentation
A conference call and webcast for investors and analysts of the quarterly results will be hosted by Emma Walmsley, CEO, at 12 noon GMT (US EDT at 8 am) on 30 October 2024. Presentation materials will be published on www.gsk.com prior to the webcast and a transcript of the webcast will be published subsequently.

Notwithstanding the inclusion of weblinks, information available on the company’s website, or from non GSK sources, is not incorporated by reference into this Results Announcement.

Performance: turnover

Turnover	Q3 2024			Year to date
	£m	Growth AER%	Growth CER%	£m	Growth AER%	Growth CER%
Shingles	739	(10)	(7)	2,516	(1)	2
Meningitis	520	18	22	1,142	16	20
RSV (Arexvy)	188	(73)	(72)	432	(39)	(37)
Influenza	283	(24)	(22)	303	(26)	(23)
Established Vaccines	920	6	10	2,533	2	5
Vaccines ex COVID	2,650	(18)	(15)	6,926	(3)	–
Pandemic vaccines	–	(100)	>(100)	–	(100)	(100)
Vaccines	2,650	(18)	(15)	6,926	(5)	(2)
HIV	1,750	8	12	5,120	10	13
Respiratory/Immunology and Other	843	10	14	2,389	10	15
Oncology	373	86	94	1,002	>100	>100
Specialty Medicines ex COVID	2,966	14	19	8,511	16	20
Xevudy	–	–	–	1	(97)	(97)
Specialty Medicines	2,966	14	19	8,512	16	20
Respiratory	1,617	6	11	5,407	6	11
Other General Medicines	779	(5)	–	2,414	(6)	(1)
General Medicines	2,396	3	7	7,821	2	7
Total	8,012	(2)	2	23,259	4	8
Total ex COVID	8,012	(2)	2	23,258	5	9
By Region:
US	4,321	(5)	(1)	12,057	5	9
Europe	1,618	4	6	4,911	–	2
International	2,073	2	8	6,291	6	12
Total	8,012	(2)	2	23,259	4	8

Turnover ex COVID is excluding COVID-19 solutions during the years from 2020 to 2023 and is a non-IFRS measure defined on page 52 with the reconciliation to the IFRS measure Turnover included in the table above. Financial Performance – Q3 2024 results unless otherwise stated, growth % and commentary at CER.

		Q3 2024			Year to date
		£m	AER	CER	£m	AER	CER
Vaccines	Total	2,650	(18%)	(15%)	6,926	(5%)	(2%)
	Excluding COVID	2,650	(18%)	(15%)	6,926	(3%)	–%
In Q3 2024 and Total Vaccines sales decreased, while in YTD ex COVID sales were broadly stable. Performance was primarily impacted by lower sales of Arexvy with changes in ACIP guidelines, prioritisation of COVID-19 vaccinations in the quarter, lower seasonal infections and a tough comparator following launch stocking last year. Shingrix decreased in the quarter, but grew YTD, as lower demand in the US more than offset growth in International. Meningitis vaccines continued to show strong demand with double-digit sales growth. The overall Vaccines YTD performance was adversely impacted due to COVID-19 solution sales in 2023.

Shingles	739	(10%)	(7%)	2,516	(1%)	2%
Sales of Shingrix, a vaccine against herpes zoster (shingles), decreased in the quarter, while continuing to grow YTD.

In the US, sales in the quarter decreased by 23%. The US cumulative immunisation penetration rate at the end of Q2 2024 reached 39% of the more than 120 million US adults(1) currently recommended to receive Shingrix, up six percentage points(2) since the end of Q2 2023. However the pace of increased penetration is slowing reflecting the continued challenge of activating harder-to-reach consumers. Shingrix sales YTD were also negatively impacted by changes in retail vaccine prioritisation in part due to a transition to a new CMS(3) rule that changed how pharmacies process reimbursements from payers.

Shingrix grew significantly in International in the quarter and YTD, driven by a national immunisation programme in Australia and supply to our co-promotion partner in China. In Europe, Shingrix decreased in the quarter and YTD from lower demand in Germany partially offset by expanded public funding in other countries. Markets outside the US now represent 58% of Q3 2024 global sales (Q3 2023: 50%), with Shingrix launched in 48 countries. The overwhelming majority of ex-US Shingrix opportunity is concentrated in 10 markets where the average immunisation rate is around 6%.

Footnotes:
(1)	United States Census Bureau, International Database, Year 2024 (2) Reflects latest United States Census Bureau data and delivery orders (3) Centers for Medicare & Medicaid Services

	Q3 2024			Year to date
	£m	AER	CER	£m	AER	CER
Meningitis	520	18%	22%	1,142	16%	20%
In Q3 2024 and YTD, Meningitis vaccines grew double-digit achieving record quarterly sales. Bexsero, a vaccine against meningitis B, grew primarily reflecting Centers for Disease Control and Prevention (CDC) purchasing patterns and favourable pricing mix in the US, recommendation in Germany and the launch in Vietnam partly offset by tender phasing in Europe during H1 2024. Growth of Menveo, a vaccine against meningitis ACWY, benefitted from CDC purchasing patterns in the US and favourable H1 2024 delivery timing in International.

RSV (Arexvy)	188	(73%)	(72%)	432	(39%)	(37%)
Arexvy, a respiratory syncytial virus (RSV) vaccine for older adults, declined in both the quarter and YTD. US sales in Q3 2024 decreased due to a more restrictive recommendation from the Advisory Committee on Immunization Practices (ACIP) for individuals aged 60 to 74, prioritisation of COVID vaccinations related to a resurgence of COVID-19 infection rates and lower channel inventory versus significant launch stocking in the prior year.  Arexvy maintained around two-thirds of the vaccination share YTD in retail where the overwhelming majority of doses are administered. More than nine million of the 85 million US adults(1) aged 60 and older at risk have been protected by Arexvy since the launch in Q3 2023. The performance in YTD also reflected new launch inventory build in Australia and Brazil, initial tender deliveries in Saudi Arabia and continued consumer uptake in Canada. While Arexvy is approved in 51 markets globally, 16 countries had national RSV vaccination recommendations for older adults and 6, including the US, had reimbursement programmes in place at the quarter end.

Influenza	283	(24%)	(22%)	303	(26%)	(23%)
Fluarix/FluLaval sales declined in Q3 2024 driven by competitive pressure and volume phasing in the US and lower demand across other regions.

Established Vaccines	920	6%	10%	2,533	2%	5%
Established Vaccines grew in Q3 2024, reflecting favourable CDC purchasing patterns across several paediatric brands together with increased demand for Boostrix. This was partly offset by the timing of deliveries and competitive pressure for Synflorix in International. YTD sales were also impacted by adverse CDC stockpile movements for Rotarix and Infanrix/Pediarix in the US, partly offset by increased supply of measles, mumps, rubella, and varicella (MMR/V) vaccines in International.

Specialty Medicines	Total	2,966	14%	19%	8,512	16%	20%
	Excluding COVID	2,966	14%	19%	8,511	16%	20%
Specialty Medicines sales increased by double digits in the quarter, reflecting continued growth across disease areas, with strong performances in HIV, Respiratory/Immunology and Oncology.

HIV	1,750	8%	12%	5,120	10%	13%
HIV sales grew double digits in both the quarter and YTD, primarily reflecting a 2 percentage point increase in market share compared to the prior period. This was driven by strong patient demand for Oral 2DR (Dovato, Juluca) and long-acting medicines (Cabenuva, Apretude) and favourable in-year pricing, including the positive impact from channel mix related to adjustments to returns and rebates.

Oral 2DR	730	13%	17%	2,097	17%	21%
Sales of oral 2-drug regimens for the quarter were £730 million, which now represents 42% of the total HIV portfolio. Dovato continues to be the highest selling product in the HIV portfolio with sales of £567 million in the quarter and growing 23% versus Q3 2023.

Long-Acting Medicines	314	43%	49%	898	54%	59%
Long-Acting Medicine sales in the quarter now represent 18% of the total HIV portfolio compared to 13% for Q3 2023 and contributed over 50% of the total HIV growth. Cabenuva sales reached £245 million in Q3 2024, growing 40% due to strong patient demand. Apretude sales in Q3 2024 were £69 million, growing 95% compared to Q3 2023.

Respiratory/Immunology and Other	843	10%	14%	2,389	10%	15%
Sales primarily comprise contributions from Nucala in respiratory and Benlysta in immunology. In Q3 2024, double digit sales growth continued for Nucala and Benlysta, driven by patient demand globally across US, European and International markets.

Footnote:
(1)	United States Census Bureau, International Database, Year 2024

	Q3 2024			Year to date
	£m	AER	CER	£m	AER	CER
Nucala	444	8%	12%	1,300	10%	14%
Nucala, is an IL-5 antagonist monoclonal antibody treatment for severe asthma, with additional indications including chronic rhinosinusitis with nasal polyps, eosinophilic granulomatosis with polyangiitis (EGPA), and hypereosinophilic syndrome (HES). In Q3 2024, sales growth continued to be strong, particularly in Europe and International regions, reflecting higher patient demand for treatments addressing eosinophilic-led disease.

Benlysta	389	11%	16%	1,067	11%	15%
Benlysta, a monoclonal antibody treatment for Lupus, continues to grow consistently in Q3 2024, representing strong demand and volume growth in US, European and International regions, with bio-penetration rates having increased across many markets.

Oncology	373	86%	94%	1,002	>100%	>100%
In Q3 2024, strong Oncology sales growth continued driven by increasing patient demand for Zejula, a PARP(1) inhibitor, Jemperli, a PD-1(2) blocking antibody, and Ojjaara/Omjjara, a daily JAK1/JAK2 and ACVR1(3) inhibitor. Jemperli, a medicine for front-line treatment in combination with chemotherapy for patients with dMMR/MSI-H primary advanced or recurrent endometrial cancer, received US FDA approval in the quarter expanding the indication to include all adult patients with primary advanced or recurrent endometrial cancer. Jemperli sales continued to grow strongly with sales of £130 million delivered in the quarter. Ojjaara/Omjjara, a treatment for myelofibrosis patients with anaemia, launched in the US in Q3 2023, in the UK and Germany in Q1 2024, and in Japan in Q3 2024, has seen strong uptake since launch and delivered £98 million of sales in the quarter.

Zejula	144	3%	6%	450	21%	25%
Zejula, a PARP inhibitor treatment for ovarian cancer, continues to grow globally across all regions with sustained increase in patient demand and higher volumes, further enhanced by positive price impacts in the US. Growth in the quarter was adversely impacted by channel inventory build associated with the launch of the tablet formulation in the US in Q3 2023, partially offset by favourable impacts from comparator adjustments to returns and rebates.

General Medicines	2,396	3%	7%	7,821	2%	7%
Sales include contributions from both the Respiratory and Other General Medicine portfolios. In Q3 2024, sales growth increased primarily driven by Trelegy, a chronic obstructive pulmonary disease (COPD) and asthma medicine, with strong demand across all regions. Performance was adversely impacted by the removal of the Average Manufacturer Price (AMP) cap on Medicaid drug prices in the US. This removal impacted Advair, Flovent, and Lamictal due to significant pricing reductions, reduced commercial contracting, and the decision to discontinue branded Flovent. However, this has been fully offset by the increased use of authorised generic versions of Advair and Flovent while, significantly, continuing to provide access to patients.

Respiratory	1,617	6%	11%	5,407	6%	11%
In Q3 2024 and YTD, sales growth reflected Trelegy's strong performance in all regions and the increased demand for Anoro, particularly in Europe and International. Seretide/Advair also grew in the quarter due to favourable impacts from comparator adjustments in the US to return and rebates. As mentioned above, in the US adverse impacts from the removal of the AMP cap were fully offset by the increased use of authorised generic versions of Advair and Flovent, providing access to medicines for patients.

Trelegy	600	12%	16%	2,033	26%	31%
Trelegy is the most prescribed single inhaler triple therapy (SITT) treatment worldwide for COPD and asthma. In Q3 2024 sales grew 16% with continued strong growth across all regions, reflecting patient demand, single-inhaled triple therapy class growth, and increased market share. YTD growth of 31% was positively impacted by favourable US pricing impacts in the first six months of 2024, including adjustments to return and rebates, which moderated in Q3 2024.

Seretide/Advair	218	8%	13%	798	(8%)	(4%)
Seretide/Advair is a combination treatment used to treat asthma and COPD. In Q3 2024, sales grew 13% reflecting growth in the US driven by favourable impacts from comparator adjustments to returns and rebates, partially offset by decreases in sales in Europe and International from continued generic erosion by competitor products. The decline year to date reflected continued generic erosion from competitor products in Europe and International, partially offset by mid-single digit growth in the US, driven by favourable impacts from comparator adjustments to returns and rebates, and the continued use of authorised generics offsetting the removal of the AMP cap on Medicaid drug prices.

Other General Medicines	779	(5%)	–%	2,414	(6%)	(1%)
Performance in Q3 2024 remained consistent with YTD performance, and continued to be impacted by ongoing generic competition globally.

Footnotes:
(1)	PARP: a Poly ADP ribose polymerase (2) PD-1: a programmed death receptor-1 blocking antibody (3) JAK1/JAK2 and ACVR1: once a-day, oral JAK1/JAK2 and activin A receptor type 1 (ACVR1) inhibitor

By Region

		Q3 2024			Year to date
		£m	AER	CER	£m	AER	CER
US	Total	4,321	(5%)	(1%)	12,057	5%	9%
	Excluding COVID	4,321	(5%)	(1%)	12,057	5%	9%
Vaccine sales decreased in Q3 2024 and YTD primarily in Arexvy due to a more restrictive recommendation from the from the Advisory Committee on Immunization Practices (ACIP) for individuals aged 60 to 74, RSV vaccine de-prioritisation in the current season due to earlier COVID-19 vaccination and lower channel inventory versus a significant launch stocking in the comparator quarter. Shingrix also decreased reflecting lower demand driven by the continued challenge of activating harder-to-reach consumers. Established Vaccines grew due to increased demand partly offset by adverse CDC stockpile movements.

Specialty Medicines growth continued in Q3 2024 and YTD driven by Oncology and HIV performance and continued growth in Nucala and Benlysta.

General Medicine’s growth in Q3 2024 and YTD was primarily driven by increased demand for Trelegy, with strong volume growth driven by patient demand, growth of the SITT market, and price benefits from channel mix. Performance continues to be impacted following the removal of the AMP cap on Medicaid drug prices, which particularly impacted Advair, Flovent and Lamictal. This was fully offset by the increased use of authorised generic versions of Advair and Flovent, providing access to medicines for patients.

Europe	Total	1,618	4%	6%	4,911	–%	2%
	Excluding COVID	1,618	4%	6%	4,911	3%	5%
In Q3 2024, Vaccine sales growth was broadly flat driven by Bexsero recommendation in Germany and increased Established vaccines sales partly offset by lower Shingrix demand in Germany. YTD sales also reflected Shingrix growth across several markets following public funding expansion.

Specialty Medicines sales grew in the quarter and YTD by a double-digit percentage due to the performance in Oncology, Benlysta in immunology, and Nucala in respiratory including the impact of new indication launches. HIV growth continued in the quarter and YTD at a high single digit percentage.

General Medicines sales were strong in the quarter with mid-single digit growth, reflecting strong performance on Trelegy and Anoro, partially offset by declines across other general medicines. YTD performance remains broadly stable.

International	Total	2,073	2%	8%	6,291	6%	12%
	Excluding COVID	2,073	2%	8%	6,290	7%	13%
In Q3 2024, sales increased 8% which reflected year-on-year exchange movements in several International markets compared to Q3 2023.

Vaccines' strong growth in Q3 2024 and YTD was driven by Shingrix related to the national immunisation programme in Australia and supply to our co-promotion partner in China. Established vaccines sales declined in Q3 2024 impacted by the timing of deliveries across the region, lower demand and competitive pressure for Synflorix and Cervarix, but grew YTD on increased supply and higher demand for MMR/V vaccines and Boostrix.

Specialty Medicine’s double-digit growth in the quarter and YTD was driven by HIV, Nucala in Respiratory, Benlysta in Immunology, and Zejula in Oncology.

General Medicines sales grew low single digit percentage in the quarter and YTD, with strong growth in Trelegy partially offset by a decrease in other general medicine products.

Financial performance

Total Results	Q3 2024			Year to date
	£m	% AER	% CER	£m	% AER	% CER

Turnover	8,012	(2)	2	23,259	4	8
Cost of sales	(2,397)	6	8	(6,489)	6	8
Selling, general and administration	(3,800)	66	72	(8,352)	25	29
Research and development	(1,459)	(7)	(5)	(4,370)	5	7
Royalty income	168	(46)	(46)	463	(36)	(36)
Other operating income/(expense)	(335)			(1,186)

Operating profit	189	(90)	(86)	3,325	(46)	(41)
Net finance expense	(124)	(22)	(19)	(408)	(16)	(14)
Share of after tax profit/(loss) of associates and joint ventures	(1)			(3)

Profit before taxation	64	(96)	(92)	2,914	(49)	(43)

Taxation	1			(464)
Tax rate %	(1.6%)			15.9%

Profit after taxation	65	(96)	(91)	2,450	(50)	(45)
Profit attributable to non-controlling interests	123			289
Profit/(loss) attributable to shareholders	(58)			2,161
	65	(96)	(91)	2,450	(50)	(45)

Earnings/(loss) per share	(1.4)p	>(100)	(100)	53.0p	(53)	(48)
Financial Performance – Q3 2024 results unless otherwise stated, growth % and commentary at CER.

Core results Reconciliations between Total results and Core results for Q3 2024, Q3 2023, YTD 2024 and YTD 2023 are set out on pages 20, 21, 23 and 24.

	Q3 2024			Year to date
	£m	% AER	% CER	£m	% AER	% CER

Turnover	8,012	(2)	2	23,259	4	8
Cost of sales	(1,921)	(7)	(5)	(5,531)	–	1
Selling, general and administration	(2,070)	(5)	(2)	(6,272)	(3)	1
Research and development	(1,428)	–	3	(4,202)	6	8
Royalty income	168	(46)	(46)	463	(36)	(36)

Core operating profit	2,761	–	5	7,717	10	16

Core profit before taxation	2,646	1	7	7,320	12	18
Taxation	(461)	14	21	(1,288)	26	33
Tax rate %	17.4%			17.6%
Core profit after taxation	2,185	(1)	5	6,032	9	15
Core profit attributable to non-controlling interests	157			481
Core profit attributable to shareholders	2,028			5,551
	2,185	(1)	5	6,032	9	15
Core Earnings per share	49.7p	(1)	5	136.2p	8	14

		Q3 2024			Year to date
		£m	AER	CER	£m	AER	CER
Cost of sales	Total	2,397	6%	8%	6,489	6%	8%
	% of sales	29.9%	2.0%	1.5%	27.9%	0.3%	(0.2%)
	Core	1,921	(7%)	(5%)	5,531	–%	1%
	% of sales	24.0%	(1.5%)	(1.9%)	23.8%	(1.1%)	(1.5%)
Total cost of sales as a percentage of sales increased in the quarter primarily due to additional amortisation for Zejula and Jemperli.

Core cost of sales as a percentage of sales was down in the quarter and year to date. The quarter and year to date benefitted from price benefits from channel mix and adjustments to returns and rebates in the US, as well as ongoing mix benefits in higher margin Specialty Medicines products. The quarter also benefitted from a favourable comparator to adverse inventory provision adjustments in Q3 2023.

		Q3 2024			Year to date
		£m	AER	CER	£m	AER	CER
Selling, general & administration	Total	3,800	66%	72%	8,352	25%	29%
	% of sales	47.4%	19.2%	19.1%	35.9%	5.8%	5.8%
	Core	2,070	(5%)	(2%)	6,272	(3%)	1%
	% of sales	25.8%	(1.0%)	(1.0%)	27.0%	(1.9%)	(2.0%)
Total SG&A growth in the quarter and year to date was primarily driven by the increase in Significant legal costs reflecting a charge of £1.8 billion ($2.3 billion) in relation to Zantac for the State Courts Settlement, the Qui Tam Settlement, and the remaining 7% of pending state court product liability cases, partially offset by reduced future legal costs (see details on page 38).

In the quarter and year to date, Core SG&A improved as a percentage of sales due to continued disciplined investment to support global market expansion and disease awareness particularly for Arexvy and Shingrix and investment behind long-acting HIV medicines. The quarter also benefited from a favourable comparator to Q3 2023 due to spend phasing and investment behind the US launch of Arexvy in 2023. The year to date growth was partly offset by a 2 percentage point favourable impact of the reversal of the legal provision taken in Q1 2023 for the Zejula royalty dispute, following a successful appeal.

		Q3 2024			Year to date
		£m	AER	CER	£m	AER	CER
Research & development	Total	1,459	(7%)	(5%)	4,370	5%	7%
	% of sales	18.2%	(1.1%)	(1.4%)	18.8%	–%	(0.2%)
	Core	1,428	–%	3%	4,202	6%	8%
	% of sales	17.8%	0.3%	–%	18.1%	0.3%	–%
Total R&D growth in the year to date is driven by an increase in Core R&D expense, partly offset by lower impairment charges compared with the same quarter and year to date in 2023.

Year to date, Core R&D expense increased due to continued investment across the portfolio. In Specialty Medicines, investment increased to support late-stage clinical development programmes for camlipixant (refractory chronic cough), the long acting TSLP asset acquired as part of the Aiolos Bio, Inc. (Aiolos) acquisition, and bepirovirsen (chronic hepatitis B), with ongoing strong investment in depemokimab (asthma and eosinophilic inflammation). In Oncology, investment increased in Jemperli (endometrial cancer), and antibody-drug-conjugates including those acquired from Hansoh Pharma at the end of 2023. This was partly offset by cost decreases following the launches of Arexvy and Ojjaara, and progression to completion of Zejula and Blenrep studies. In Vaccines, clinical trial programmes associated with the pneumococcal Multi Antigen Presenting System (MAPS) and mRNA continued to drive investment. HIV investment increased on next-generation long-acting treatment and preventative medicines.

These were also the main drivers of Core R&D expense growth in the quarter.

		Q3 2024			Year to date
		£m	AER	CER	£m	AER	CER
Royalty income	Total	168	(46%)	(46%)	463	(36%)	(36%)
	Core	168	(46%)	(46%)	463	(36%)	(36%)
The decrease in Total and Core royalty income in Q3 2024 and year to date primarily reflected the cessation of the majority of Gardasil royalties at the end of 2023, with Q3 2024 Gardasil royalties of £8 million (Q3 2023: £189 million). This was partly offset by increases in Kesimpta and Biktarvy royalties.

		Q3 2024			Year to date
		£m	AER	CER	£m	AER	CER
Other operating income/(expense)	Total	(335)	9%	9%	(1,186)	>(100%)	>(100%)
In Q3 2024 the other operating expense reflected a charge of £359 million (Q3 2023: £576 million) principally arising from the remeasurement of contingent consideration liabilities (CCL) primarily reflecting improved longer term HIV prospects partly offset by favourable foreign currency movements, an increase in liability for the Vaccines CCL, and the remeasurement of the Pfizer, Inc. (Pfizer) put option. In the quarter, there were no fair value movements recorded for Haleon plc (Haleon) shares (Q3 2023: £184 million gain) following the sale of the remaining shares in May 2024. Other net income was comparable to the same period last year at £24 million (Q3 2023: £25 million).

The year to date other operating expense reflected a charge of £1,422 million (YTD 2023: £116 million) principally arising from the remeasurement of CCLs primarily reflecting improved longer term HIV prospects partly offset by favourable foreign currency movements, an increase in liability for the Vaccines CCL, and remeasurement of the Pfizer put option. This was partly offset by a fair value gain of £22 million (YTD 2023: £154 million gain) on the retained stake in Haleon, as well as higher other net income of £214 million (YTD 2023: £170 million).

		Q3 2024			Year to date
		£m	AER	CER	£m	AER	CER
Operating profit	Total	189	(90%)	(86%)	3,325	(46%)	(41%)
	% of sales	2.4%	(21.6%)	(20.6%)	14.3%	(13.4%)	(12.5%)
	Core	2,761	–%	5%	7,717	10%	16%
	% of sales	34.5%	0.4%	1.0%	33.2%	1.6%	2.2%
Total operating profit margin was lower in Q3 2024 and year to date primarily due to a charge of £1.8 billion ($2.3 billion) for the Zantac settlement (see details on page 38), additional amortisation for Zejula and Jemperli, and no fair value movements on Haleon shares (Q3 2023 and year to date fair value gain). This was partly offset by lower charges in the quarter in the ViiV Healthcare CCL reflecting favourable foreign currency movements offset by improved longer term HIV prospects. In the year to date higher CCL charges were driven by improved longer term HIV prospects and other remeasurements, partly offset by favourable foreign currency movements.

Core operating profit in the quarter and year to date benefitted from strong Specialty Medicines sales performance, with favourable product and regional mix. This was partly offset by increased investment in R&D and growth assets, and lower royalty income. The year to date also includes a favourable impact from the reversal of the legal provision taken in Q1 2023 for the Zejula royalty dispute, following a successful appeal. The adverse impact of lower sales of COVID-19 solutions had minimal impact in the quarter on Core operating profit growth and three percentage points year to date, with minimal impact on Core operating profit margin.

		Q3 2024			Year to date
		£m	AER	CER	£m	AER	CER
Net finance expense	Total	124	(22%)	(19%)	408	(16%)	(14%)
	Core	114	(27%)	(24%)	394	(18%)	(16%)
The decrease in net finance costs in Q3 2024 and year to date was mainly driven by lower interest on short-term financing as a result of cash received from the successful disposal of all Haleon shares and savings from maturing bonds, partly offset by higher lease interest expense. Year to date also benefitted from the net cost of bond buybacks completed in Q1 2023.

		Q3 2024			Year to date
		£m	AER	CER	£m	AER	CER
Taxation	Total	(1)	>(100%)	(95%)	464	(40%)	(33%)
	Tax rate %	(1.6%)			15.9%
	Core	461	14%	21%	1,288	26%	33%
	Tax rate %	17.4%			17.6%
The effective tax rate on Total results reflected the different tax effects of the various Adjusting items included in Total results, including the impact of the Zantac settlement.

The effective tax rate on Core profits is broadly in line with expectations for the year and included the impact of new global minimum corporate income tax rules which came into effect from 1 January 2024 in line with the OECD’s 'Pillar 2' model framework. Issues related to taxation are described in Note 14, ‘Taxation’ in the Annual Report 2023. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods that are open and not yet agreed by relevant tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

		Q3 2024			Year to date
		£m	AER	CER	£m	AER	CER
Non-controlling interests ("NCIs")	Total	123	76%	84%	289	(13%)	(5%)
	Core	157	(7%)	(5%)	481	15%	20%
The increase in Total profit after taxation allocated to NCIs in the quarter was primarily driven by higher ViiV Healthcare profits (including a lower remeasurement loss on the CCL), partly offset by lower net profits in some of the Group's other entities. The decrease in the year to date Total profit after taxation allocated to NCIs was driven by lower ViiV Healthcare Total profits (including a higher remeasurement loss on the CCL) with an allocation of £270 million (YTD 2023: £324 million), partly offset by higher net profits in some of the Group's other entities.

The decrease in Core profit after taxation allocated to NCIs in Q3 2024 primarily reflected lower net profits in some of the Group’s other entities with NCIs. The increase in the year to date Core profit after taxation allocated to NCIs reflected higher core profit allocations from ViiV Healthcare, with £462 million in the year to date (YTD 2023: £412 million), as well as higher net profits in some of the Group’s other entities with NCIs.

		Q3 2024			Year to date
		£p	AER	CER	£p	AER	CER
Earnings/(loss) per share	Total	(1.4p)	>(100%)	(100%)	53.0p	(53%)	(48%)
	Core	49.7p	(1%)	5%	136.2p	8%	14%
The decrease in the Q3 2024 and year to date Total EPS is primarily due to a charge of £1.8 billion ($2.3 billion) for the Zantac settlement (see details on page 38).

The increase in the Core EPS in the quarter primarily reflected the growth in Core operating profit as well as lower finance costs and lower non-controlling interests, partly offset by a higher effective taxation rate. The increase in the year to date Core EPS is driven by the growth in Core operating profit and lower finance costs, partly offset by higher non-controlling interests and a higher effective taxation rate. Lower sales of COVID-19 solutions reduced Core EPS by three percentage points in the year to date.

Currency impact on results

The results for Q3 2024 are based on average exchange rates, principally $1.31/£1, €1.19/£1 and Yen192/£1. The period-end exchange rates were $1.34/£1, €1.20/£1 and Yen 191/£1. Comparative exchange rates are given on page 40.

		Q3 2024			Year to date
		£m/£p	AER	CER	£m/£p	AER	CER
Turnover		8,012	(2%)	2%	23,259	4%	8%
Earnings/(loss) per share	Total	(1.4p)	>(100%)	(100%)	53.0p	(53%)	(48%)
	Core	49.7p	(1%)	5%	136.2p	8%	14%
In Q3 2024 and year to date, the adverse currency impact primarily reflected the strengthening of Sterling against the US Dollar, Euro, Yen and emerging market currencies. Exchange gains or losses on the settlement of intercompany transactions had a marginal impact on Total and Core EPS.

Cash generation

Cash flow
	Q3 2024 £m	Q3 2023 £m	9 months 2024 £m	9 months 2023 £m
Cash generated from operations (£m)	2,499	2,508	5,275	4,415
Net cash generated from operating activities (£m)	2,154	2,212	4,225	3,572
Free cash inflow/(outflow)* (£m)	1,322	1,655	1,939	1,314
Free cash flow growth (%)	(20%)	>100%	48%	(41%)
Free cash flow conversion* (%)	>100%	>100%	90%	29%
Total net debt** (£m)	12,847	17,589	12,847	17,589

*	Free cash flow and free cash flow conversion are defined on page 52. Free cash flow is analysed on page 43.
**	Net debt is analysed on page 43.

Q3 2024

Cash generated from operations for the quarter was £2,499 million (Q3 2023: £2,508 million). The slight decrease primarily reflected the timing of returns and rebates, including the impact of the removal of the AMP cap, and various adverse movements in other payables, including the phasing of trade payables. These were largely offset by higher trade receivables in Q3 2023 due to the outstanding 2023 launch of Arexvy in the US.

Total contingent consideration cash payments in the quarter were £309 million (Q3 2023: £281 million), including cash payments made to Shionogi & Co. Ltd (Shionogi) of £295 million (Q3 2023: £269 million). £305 million (Q3 2023: £278 million) of these were recognised in cash flows from operating activities.

Free cash inflow was £1,322 million for the quarter (Q3 2023: £1,655 million). The decrease is driven by higher capital expenditure on intangible assets including the £342 million upfront payment to CureVac N.V (CureVac), higher tax payments and higher dividends paid to non-controlling interests, partly offset by higher proceeds from the sale of intangible assets.

9 months 2024

Cash generated from operating activities was £5,275 million (9 months 2023: £4,415 million). The increase primarily reflected higher Core operating profit, higher receivables' collections, particularly for Arexvy, and lower pension contributions. This was partly offset by the timing of returns and rebates, including the impact of the removal of the AMP cap.

Total contingent consideration cash payments in 9 months 2024 were £935 million (9 months 2023: £860 million), including cash payments made to Shionogi of £900 million (9 months 2023: £834 million). £924 million (9 months 2023: £853 million) of these were recognised in cash flows from operating activities.

Free cash inflow was £1,939 million for 9 months 2024 (9 months 2023: £1,314 million). The increase was primarily driven by the increase in cash generated from operating activities, as well as higher proceeds from the sale of intangible assets as well as lower net interest paid and lower dividends paid to non-controlling interests. These were partly offset by higher capital expenditure on intangible assets including the £342 million upfront payment to CureVac, and higher tax payments.

Total Net debt

At 30 September 2024, net debt was £12,847 million, compared with £15,040 million at 31 December 2023, comprising gross debt of £16,059 million and cash and liquid investments of £3,212 million. See net debt information on page 42 and 43.

Net debt decreased by £2,193 million primarily due to £1,939 million free cash inflow and £2,354 million proceeds from the disposal of investments, primarily the sale of the remaining retained stake in Haleon, and exchange on net debt of £504 million. This was partly offset by the net acquisition costs of Aiolos and Elsie Biotechnologies for £748 million, and dividends paid to shareholders of £1,832 million.

At 30 September 2024, GSK had short-term borrowings (including overdrafts and lease liabilities) repayable within 12 months of £2,815 million and £1,417 million repayable in the subsequent year.

Contacts

GSK plc (LSE/NYSE:GSK) is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

GSK enquiries:
Media	Tim Foley	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington)

Investor Relations	Annabel Brownrigg-Gleeson	+44 (0) 7901 101944	(London)
	James Dodwell	+44 (0) 7881 269066	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Jeff McLaughlin	+1 215 589 3774	(Philadelphia)

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Registered Office: 79 New Oxford Street London, WC1A 1DG.

Q3 2024 pipeline highlights (since 31 July 2024)

	Medicine/vaccine	Trial (indication, presentation)	Event
Regulatory approvals or other regulatory actions	Arexvy	RSV, adults aged 50-59 years at increased risk	Regulatory approval (EU)
	Bexsero	Meningitis B	Regulatory full approval (US)
	Menveo	Liquid formulation, meningitis ACWY	Positive CHMP opinion (EU)
	Nucala	Chronic rhinosinusitis with nasal polyps	Regulatory approval (JP)
	Jemperli	RUBY part 1 (OS overall population, 1L endometrial cancer)	Regulatory approval (US)
Regulatory submissions or acceptances	gepotidacin	EAGLE-2/3 (uncomplicated urinary tract infection)	Regulatory submission accepted (US) with Priority Review
	Blenrep	DREAMM-7/8 (2L+ multiple myeloma)	Regulatory submission accepted (JP) with Orphan Drug designation and Priority Review
Phase III data readouts or other significant events	Arexvy	RSV, adults aged 60 years and older	Positive phase III data readout (season three)
	Arexvy	RSV, adults aged 18-49 years at increased risk; immunocompromised adults aged 18+	Positive phase IIIb, IIb data readout
	Seasonal influenza vaccine mRNA candidate	Seasonal influenza, older and younger adults	Positive phase II data readout
	depemokimab	ANCHOR-1/2 (chronic rhinosinusitis with nasal polyps)	Positive phase III data readout
	Nucala	MATINEE (chronic obstructive pulmonary disease)	Positive phase III data readout
Regulatory designations and other significant events	bepirovirsen	B-Clear; B-Sure (chronic hepatitis B)	SENKU designation granted (JP)
	Blenrep	DREAMM-7 (2L+ multiple myeloma)	Breakthrough Therapy Designation and Priority Review granted (CN)
	GSK5764227 (B7-H3-targeted antibody-drug conjugate)	Extensive-stage small-cell lung cancer	Breakthrough Therapy Designation granted (US)

Anticipated news flow

Timing	Medicine/vaccine	Trial (indication, presentation)	Event
H2 2024	Arexvy	RSV, adults aged 50-59 years at increased risk	Regulatory decision (JP)
	Menveo	Liquid formulation, meningitis ACWY	Regulatory decision (EU)
	depemokimab	SWIFT-1/2 (severe asthma)	Regulatory submission (US)
	depemokimab	ANCHOR-1/2 (chronic rhinosinusitis with nasal polyps)	Regulatory submission (US)
	Nucala	MATINEE (chronic obstructive pulmonary disease)	Regulatory submission (US)
	Blenrep	DREAMM-7/8 (2L + multiple myeloma)	Regulatory file acceptance (US)
	Blenrep	DREAMM-7 (2L + multiple myeloma)	Regulatory submission (CN)
	Zejula	FIRST (1L maintenance ovarian cancer)	Phase III data readout
	Zejula	ZEAL (1L maintenance non-small cell lung cancer)	Phase III data readout
	linerixibat	GLISTEN (cholestatic pruritus in primary biliary cholangitis)	Phase III data readout

Anticipated news flow continued

Timing	Medicine/vaccine	Trial (indication, presentation)	Event
H1 2025	MenABCWY (gen 1) vaccine candidate	Meningococcal ABCWY	Regulatory decision (US)
	Shingrix	Shingles, adults aged 18+ years	Regulatory decision (CN)
	gepotidacin	EAGLE-2/3 (uncomplicated urinary tract infection)	Regulatory decision (US)
	gepotidacin	EAGLE-1 (urogenital gonorrhoea)	Regulatory submission (US)
	depemokimab	SWIFT-1/2 (severe asthma)	Regulatory submission (EU, CN, JP)
	depemokimab	ANCHOR-1/2 (chronic rhinosinusitis with nasal polyps)	Regulatory submission (EU, CN, JP)
	depemokimab	AGILE (severe asthma)	Phase III data readout
	Nucala	Chronic rhinosinusitis with nasal polyps	Regulatory decision (CN)
	Nucala	MATINEE (chronic obstructive pulmonary disease)	Regulatory decision (US)
	Nucala	MATINEE (chronic obstructive pulmonary disease)	Regulatory submission (CN, EU)
	Ventolin	Low carbon MDI (asthma)	Phase III data readout
	Blenrep	DREAMM-7/8 (2L+ multiple myeloma)	Regulatory decision (JP)
	cobolimab	COSTAR (non-small cell lung cancer)	Phase III data readout
	Jemperli	RUBY part 1 (OS overall population, 1L endometrial cancer)	Regulatory decision (EU)
	linerixibat	GLISTEN (cholestatic pruritus in primary biliary cholangitis)	Regulatory submission (US, EU, CN)
H2 2025	Arexvy	RSV, adults aged 18-49 years at increased risk	Regulatory submission (US)
	Bexsero	Meningococcal B (infants)	Phase III data read out
	Bexsero	Meningococcal B (infants)	Regulatory submission (US)
	gepotidacin	EAGLE-1 (urogenital gonorrhoea)	Regulatory decision (US)
	gepotidacin	EAGLE-J (uncomplicated urinary tract infection)	Regulatory submission (JP)
	tebipenem pivoxil	PIVOT-PO (complicated urinary tract infection)	Phase III data readout
	tebipenem pivoxil	PIVOT-PO (complicated urinary tract infection)	Regulatory submission (US)
	camlipixant	CALM-1/2 (refractory chronic cough)	Phase III data readout
	camlipixant	CALM-1/2 (refractory chronic cough)	Regulatory submission (US, EU)
	depemokimab	SWIFT-1/2 (severe asthma)	Regulatory decision (US)
	depemokimab	ANCHOR-1/2 (chronic rhinosinusitis with nasal polyps)	Regulatory decision (US)
	depemokimab	NIMBLE (asthma)	Phase III data readout
	Ventolin	Low carbon MDI (asthma)	Regulatory submission (EU)
	Blenrep	DREAMM-7/8 (2L+ multiple myeloma)	Regulatory decision (US, EU)
	Blenrep	DREAMM-8 (2L + multiple myeloma)	Regulatory submission (CN)
	cobolimab	COSTAR, (2L non-small cell lung cancer)	Regulatory submission (US, EU)
	linerixibat	GLISTEN (cholestatic pruritus in primary biliary cholangitis)	Regulatory decision (US)
	linerixibat	GLISTEN (cholestatic pruritus in primary biliary cholangitis)	Regulatory submission (JP)

Refer to pages 44 to 51 for further details on several key medicines and vaccines in development by therapy area.

Trust: progress on our six priority areas for responsible business

Building Trust by operating responsibly is integral to GSK’s strategy and culture. This will support growth and returns to shareholders, reduce risk, and help GSK’s people thrive while delivering sustainable health impact at scale. The Company has identified six Environmental, Social, and Governance (ESG) focus areas that address what is most material to GSK’s business and the issues that matter the most to its stakeholders. Highlights below include activity since Q2 2024 results. For more details on annual updates, please see GSK's ESG Performance Report 2023(1).

Access
Commitment: to make GSK’s vaccines and medicines available at value-based prices that are sustainable for the business and implement access strategies that increase the use of GSK’s vaccines and medicines to treat and protect underserved people.

Progress since Q2 2024:

●
In October ViiV Healthcare announced a commitment to make at least two million doses of CAB LA for PrEP available for procurement in low-and middle-income countries during 2025-2026. This new commitment triples the available supply versus 2024 to accelerate access and meet growing demand where the HIV burden and unmet need are the greatest.

●
ViiV Healthcare continues to progress the rollout of the first long-acting injectable for HIV pre-exposure prophylaxis (CAB LA for PrEP) at record pace in Sub-Saharan Africa (SSA) and lower income countries. In Q3 2024, ViiV started roll-out to 2 additional countries - eSwatini and Ukraine – with our global partner The United States President’s Emergency Plan for AIDS Relief (PEPFAR) programme. Rollout of CAB LA for PrEP in low-income and SSA countries at a not-for-profit price began in Zambia in February 2024, just two years after the U.S. FDA approval and is currently supplied to key partners in 5 countries.

●
In September, GSK donated(2) the 12 billionth tablet of Albendazole which will help in the eradication of lymphatic filariasis (LF) and treatment of soil transmitted helminths (STH). Since 2000, GSK has been committed to change the trajectory of NTDs by eliminating LF as a public health issue worldwide. At the end of September, Brazil became the 20th country to eliminate LF as a public health problem. GSK contributed to this through support for diagnosis and transmission assessment surveys.

●	Performance metrics related to access are updated annually with related details in GSK's ESG Performance Report 2023(1) on page 10.

Global health and health security
Commitment: develop novel products and technologies to treat and prevent priority diseases, including pandemic threats.

Progress since Q2 2024:

●
In September it was announced that GSK will commit €4.5m over three years to Global Antibiotic Research and Development partnership (Gard-P), to ensure equitable access to antibiotics in lower-income countries. This funding aims to tackle the challenges that hinder critical antibiotics from reaching those in need. More information can be found here(3).

●
In September, TRIC-TB, the European Union’s IMI2 programme for developing new treatments for infectious diseases, successfully delivered a Phase 2-ready tuberculosis clinical candidate, alpibectir, that is being jointly developed by BioVersys and GSK. More information can be found here(4).

●	Performance metrics related to global health and health security are updated annually with related details in GSK’s ESG Performance Report 2023 on page 15.

Environment
Commitment: committed to a net zero, nature-positive, healthier planet with ambitious goals set for 2030 and 2045.

Progress since Q2 2024:

●
GSK's Worthing manufacturing facility has become the first(5) in the UK to achieve BSI Kitemark Certification for Minimised Risk of Antimicrobial Resistance. Achieving this rigorous international certification demonstrates GSK's commitment to the responsible manufacturing of antibiotics and ambition to ensure all global antibiotic manufacturing sites are certified by the end of 2026.

●
The Energize programme, which was co-founded by GSK and supports suppliers to access renewable energy, announced its first deal which includes four of GSK’s suppliers in Europe and will support seven new solar energy projects in Spain, as well as bringing additional renewable capacity to the European grid. This marks an important step in our plan to reduce our value chain emissions by 80% from 2020 to 2030.

●	Performance metrics related to environment are updated annually with related details in GSK’s ESG Performance Report 2023 on page 18.

Diversity, equity and inclusion
Commitment: create a diverse, equitable and inclusive workplace; enhance recruitment of diverse patient populations in GSK clinical trials; and support diverse communities.

●
Performance metrics related to diversity, equity and inclusion are updated annually with related details in GSK’s ESG Performance Report 2023 on page 26. More information on DEI at GSK can be found here(6).

Ethical standards
Commitment: promote ethical behaviour across GSK’s business by supporting its employees to do the right thing and working with suppliers that share GSK’s standards and operate responsibly.

●	Performance metrics related to ethical standards are updated annually with related details in GSK’s ESG Performance Report 2023 on page 30.

Product governance
Commitment: maintain robust quality and safety processes and responsibly use data and new technologies.

●	Performance metrics related to product governance are updated annually with related details in GSK’s ESG Performance Report 2023 on page 35.

ESG rating performance

Detailed below is how GSK performs in key ESG ratings.

External benchmark	Current score/ranking	Previous score/ranking	Comments
S&P Global’s Corporate Sustainability Assessment	78	80	Current score updated September 2024
Access to Medicines Index	4.06	4.23	Led the bi-annual index since its inception in 2008; Updated bi-annually, current results from Nov 2022
Antimicrobial resistance benchmark	84%	86%	Led the bi-annual benchmark since its inception in 2018; Current ranking updated Nov 2021
CDP Climate Change	A-	A-	Updated annually, current scores updated February 2024 (for supplier engagement, March 2023)
CDP Water Security	A-	B
CDP Forests (palm oil)	B	A-
CDP Forests (timber)	B	B
CDP supplier engagement rating	Leader	Leader
Sustainalytics	15.4	16.7	2nd percentile in pharma subindustry group; lower score represents lower risk. Current ranking updated May 2024
MSCI	AA	AA	Last rating action date: September 2023
Moody’s ESG solutions	62	61	Current score updated August 2023
ISS Corporate Rating	B+	B+	Current score updated October 2024
FTSE4Good	Member	Member	Member since 2004, latest review in June 2024
ShareAction’s Workforce Disclosure Initiative	79%	77%	Current score updated Jan 2024

Footnotes:
(1)	https://www.gsk.com/media/11009/esg-performance-report-2023.pdf
(2)	https://unitingtocombatntds.org/en/news-and-views/zanzibar-marks-historic-milestone-with-12-billionth-medicine-dose-in-fight-against-ntds
(3)	https://gardp.org/funders-invest-an-unprecedented-eur-60-million-in-innovative-antibiotic-rd-and-access-partnership
(4)	https://www.bioversys.com/nature-reviews-highlights-significant-successes-of-antibiotic-collaboration-and-calls-for-sustainable-rd-funding-schemes/
(5)
https://www.bsigroup.com/en-GB/insights-and-media/media-centre/press-releases/2024/september/gsk-site-announced-as-first-in-the-uk-to-achieve-bsi-amr-kitemark-certification-showcasing-responsible-approach-to-antibiotic-manufacturing

(6)	https://www.gsk.com/en-gb/responsibility/diversity-equity-and-inclusion/

Total and Core results

Total reported results represent the Group’s overall performance.

GSK made one update to its reporting framework in Q1 2024 which was to change the description of Adjusted results to Core to align with European peers in the pharmaceutical industry but with no change to the basis or figures. In Q2 2024 an update was made to the definition of Core results to exclude amounts greater than £25 million from the foreign currency translation reserve which are reclassified to the income statement upon the liquidation of a subsidiary. There is no change to Total Results.

GSK uses a number of non-IFRS measures to report the performance of its business. Core results and other non-IFRS measures may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS. Core results are defined below and other non-IFRS measures are defined on page 52.

GSK believes that Core results, when considered together with Total results, provide investors, analysts and other stakeholders with helpful complementary information to understand better the financial performance and position of the Group from period to period, and allow the Group’s performance to be more easily compared against the majority of its peer companies. These measures are also used by management for planning and reporting purposes. They may not be directly comparable with similarly described measures used by other companies.

GSK encourages investors and analysts not to rely on any single financial measure but to review GSK’s quarterly results announcements, including the financial statements and notes, in their entirety.

GSK is committed to continuously improving its financial reporting, in line with evolving regulatory requirements and best practice. In line with this practice, GSK expects to continue to review and refine its reporting framework.

Core results exclude the following items in relation to our operations from Total results, together with the tax effects of all of these items:

●	amortisation of intangible assets (excluding computer software and capitalised development costs)
●	impairment of intangible assets (excluding computer software) and goodwill
●
major restructuring costs, which include impairments of tangible assets and computer software, (under specific Board approved programmes that are structural, of a significant scale and where the costs of individual or related projects exceed £25 million), including integration costs following material acquisitions

●	transaction-related accounting or other adjustments related to significant acquisitions
●
proceeds and costs of disposal of associates, products and businesses; significant settlement income; Significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income, and other items including amounts reclassified from the foreign currency translation reserve to the income statement upon the liquidation of a subsidiary where the amount exceeds £25 million

Costs for all other ordinary course smaller scale restructuring and legal charges and expenses from operations are retained within both Total and Core results.

As Core results include the benefits of Major restructuring programmes but exclude significant costs (such as Significant legal, major restructuring and transaction items) they should not be regarded as a complete picture of the Group’s financial performance, which is presented in Total results. The exclusion of other Adjusting items may result in Core earnings being materially higher or lower than Total earnings. In particular, when significant impairments, restructuring charges and legal costs are excluded, Core earnings will be higher than Total earnings.

GSK has undertaken a number of Major restructuring programmes in response to significant changes in the Group’s trading environment or overall strategy or following material acquisitions. Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites are likely to take several years to complete. Costs, both cash and non-cash, of these programmes are provided for as individual elements are approved and meet the accounting recognition criteria. As a result, charges may be incurred over a number of years following the initiation of a Major restructuring programme.

Significant legal charges and expenses are those arising from the settlement of litigation or government investigations that are not in the normal course and materially larger than more regularly occurring individual matters. They also include certain major legacy matters.

Reconciliations between Total and Core results, providing further information on the key Adjusting items, are set out on pages 20 and 23.

GSK provides earnings guidance to the investor community on the basis of Core results. This is in line with peer companies and expectations of the investor community, supporting easier comparison of the Group’s performance with its peers. GSK is not able to give guidance for Total results as it cannot reliably forecast certain material elements of the Total results, particularly the future fair value movements on contingent consideration and put options that can and have given rise to significant adjustments driven by external factors such as currency and other movements in capital markets.

ViiV Healthcare

ViiV Healthcare is a subsidiary of the Group and 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement.

Earnings are allocated to the three shareholders of ViiV Healthcare on the basis of their respective equity shareholdings (GSK 78.3%, Pfizer 11.7% and Shionogi 10%) and their entitlement to preferential dividends, which are determined by the performance of certain products that each shareholder contributed. As the relative performance of these products changes over time, the proportion of the overall earnings allocated to each shareholder also changes. In particular, the increasing proportion of sales of dolutegravir and cabotegravir-containing products has a favourable impact on the proportion of the preferential dividends that is allocated to GSK. Adjusting items are allocated to shareholders based on their equity interests. GSK was entitled to approximately 84% of the Total earnings and 83% of the Core earnings of ViiV Healthcare for 2023.

As consideration for the acquisition of Shionogi’s interest in the former Shionogi-ViiV Healthcare joint venture in 2012, Shionogi received the 10% equity stake in ViiV Healthcare and ViiV Healthcare also agreed to pay additional future cash consideration to Shionogi, contingent on the future sales performance of the products being developed by that joint venture, dolutegravir and cabotegravir. Under IFRS 3 ‘Business combinations’, GSK was required to provide for the estimated fair value of this contingent consideration at the time of acquisition and is required to update the liability to the latest estimate of fair value at each subsequent period end. The liability for the contingent consideration recognised in the balance sheet at the date of acquisition was £659 million. Subsequent remeasurements are reflected within other operating income/(expense) and within Adjusting items in the income statement in each period.

Cash payments to settle the contingent consideration are made to Shionogi by ViiV Healthcare each quarter, based on the actual sales performance and other income of the relevant products in the previous quarter. These payments reduce the balance sheet liability and hence are not recorded in the income statement. The cash payments made to Shionogi by ViiV Healthcare in the nine months ended 30 September 2024 were £900 million.

As the liability is required to be recorded at the fair value of estimated future payments, there is a significant timing difference between the charges that are recorded in the Total income statement to reflect movements in the fair value of the liability and the actual cash payments made to settle the liability.

Further explanation of the acquisition-related arrangements with ViiV Healthcare are set out on pages 84 and 85 of the Annual Report 2023.

Adjusting items

The reconciliations between Total results and Core results for Q3 2024 and Q3 2023 are set out below.

Three months ended 30 September 2024

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Significant legal, Divest- ments and other items £m	Core results £m

Turnover	8,012						8,012
Cost of sales	(2,397)	402		67	2	5	(1,921)

Gross profit	5,615	402		67	2	5	6,091

Selling, general and administration	(3,800)			33		1,697	(2,070)
Research and development	(1,459)	13	17	1			(1,428)
Royalty income	168						168
Other operating income/(expense)	(335)			(1)	359	(23)	–

Operating profit	189	415	17	100	361	1,679	2,761

Net finance expense	(124)			1		9	(114)

Share of after tax profit/(loss) of associates and joint ventures	(1)						(1)

Profit before taxation	64	415	17	101	361	1,688	2,646

Taxation	1	(88)	(3)	(22)	(103)	(246)	(461)
Tax rate %	(1.6%)						17.4%

Profit after taxation	65	327	14	79	258	1,442	2,185

Profit attributable to non-controlling interests	123				34		157

Profit/(loss) attributable to shareholders	(58)	327	14	79	224	1,442	2,028

	65	327	14	79	258	1,442	2,185

Earnings/(loss) per share	(1.4)p	8.0p	0.3p	1.9p	5.5p	35.4p	49.7p

Weighted average number of shares (millions)	4,080						4,080

Three months ended 30 September 2023

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Significant legal, Divest- ments and other items £m	Core results £m

Turnover	8,147						8,147
Cost of sales	(2,272)	162		29		8	(2,073)

Gross profit	5,875	162		29		8	6,074

Selling, general and administration	(2,296)			83	1	27	(2,185)
Research and development	(1,575)	20	129	(2)		(1)	(1,429)
Royalty income	312						312
Other operating income/(expense)	(367)				576	(209)	–

Operating profit	1,949	182	129	110	577	(175)	2,772

Net finance expense	(158)					2	(156)

Profit before taxation	1,791	182	129	110	577	(173)	2,616

Taxation	(257)	(40)	(30)	(19)	(61)	3	(404)
Tax rate %	14.3%						15.4%
Profit after taxation	1,534	142	99	91	516	(170)	2,212

Profit attributable to non-controlling interests	70				99		169
Profit attributable to shareholders	1,464	142	99	91	417	(170)	2,043
	1,534	142	99	91	516	(170)	2,212

Earnings per share	36.1p	3.5p	2.4p	2.2p	10.3p	(4.1)p	50.4p

Weighted average number of shares (millions)	4,055						4,055

Adjusting items Q3 2024

Major restructuring and integration

Total Major restructuring charges incurred in Q3 2024 were £100 million (Q3 2023: £110 million), analysed as follows:

	Q3 2024			Q3 2023
	Cash £m	Non- cash £m	Total £m	Cash £m	Non- cash £m	Total £m

Separation restructuring programme	42	(2)	40	45	50	95
Significant acquisitions	15	–	15	18	(1)	17
Legacy programmes	45	–	45	(1)	(1)	(2)
	102	(2)	100	62	48	110

The Separation restructuring programme incurred cash charges of £42 million primarily from restructuring of some commercial and administrative functions as well as Global Supply Chain. The non-cash credit of £2 million primarily reflected an adjustment to the write down of assets in manufacturing locations.

Costs of significant acquisitions relate to integration costs of Sierra Oncology Inc. (Sierra) and Affinivax Inc. (Affinivax) which were acquired in Q3 2022, BELLUS Health Inc. (Bellus) acquired in Q2 2023 and Aiolos acquired in Q1 2024.

Cash charges of £45 million under Legacy programmes primarily arose from the divestment of the cephalosporins business.

Transaction-related adjustments

Transaction-related adjustments resulted in a net charge of £361 million (Q3 2023: £577 million), the majority of which related to charges/(credits) for the remeasurement of contingent consideration liabilities, the liabilities for the Pfizer put option, and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	Q3 2024 £m	Q3 2023 £m
Contingent consideration on former Shionogi-ViiV Healthcare joint Venture (including Shionogi preferential dividends)	292	479
ViiV Healthcare put options and Pfizer preferential dividends	(16)	40
Contingent consideration on former Novartis Vaccines business	46	(12)
Contingent consideration on acquisition of Affinivax	15	69
Other adjustments	24	1

Total transaction-related charges	361	577

The £292 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi by £185 million driven by updated sales forecasts partly offset by exchange rates, and the unwind of the discount for £107 million. The £16 million credit relating to the ViiV Healthcare put option and Pfizer preferential dividends represented updated exchange rates and higher preference dividends, partly offset by an increase in the valuation of the put option primarily as a result of updated sales forecasts. The ViiV Healthcare contingent consideration liability is fair valued under IFRS. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 19.

The £46 million charge relating to the contingent consideration on the former Novartis Vaccines business primarily related to changes to future sales forecasts.

The £15 million charge relating to the contingent consideration on the acquisition of Affinivax primarily related to the unwind of the discount.

Significant legal charges, Divestments, and other items

Significant legal charges in the quarter primarily reflected a charge of £1.8 billion ($2.3 billion) in relation to Zantac for the State Courts Settlement, the Qui Tam Settlement, and the remaining 7% of pending state court product liability cases, partially offset by reduced future legal costs.

Legal charges provide for all significant legal matters and are not broken out separately by litigation or investigation.

Divestments and other items included other net income of £23 million, which includes milestones and royalty income.

The reconciliations between Total results and Core results for 9 months 2024 and 9 months 2023 are set out below. Nine months ended 30 September 2024

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Significant legal, Divest- ments and other items £m	Core results £m

Turnover	23,259						23,259
Cost of sales	(6,489)	764		141	40	13	(5,531)

Gross profit	16,770	764		141	40	13	17,728

Selling, general and administration	(8,352)			125	1	1,954	(6,272)
Research and development	(4,370)	40	118	10			(4,202)
Royalty income	463						463
Other operating income/(expense)	(1,186)			5	1,422	(241)	–

Operating profit	3,325	804	118	281	1,463	1,726	7,717

Net finance expense	(408)			1		13	(394)
Share of after tax profit/(loss) of associates and joint venture	(3)						(3)

Profit before taxation	2,914	804	118	282	1,463	1,739	7,320

Taxation	(464)	(172)	(28)	(69)	(300)	(255)	(1,288)
Tax rate %	15.9%						17.6%

Profit after taxation	2,450	632	90	213	1,163	1,484	6,032

Profit attributable to non-controlling interests	289				192		481

Profit attributable to shareholders	2,161	632	90	213	971	1,484	5,551

	2,450	632	90	213	1,163	1,484	6,032

Earnings per share	53.0p	15.5p	2.2p	5.2p	23.8p	36.5p	136.2p

Weighted average number of shares (millions)	4,076						4,076

Nine months ended 30 September 2023

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Significant legal, Divest- ments and other items £m	Core results £m

Turnover	22,276						22,276
Cost of sales	(6,147)	477		97		20	(5,553)

Gross profit	16,129	477		97		20	16,723

Selling, general and administration	(6,707)			163	1	102	(6,441)
Research and development	(4,176)	58	149	4		(1)	(3,966)
Royalty income	718						718
Other operating income/(expense)	208				116	(324)	–

Operating profit	6,172	535	149	264	117	(203)	7,034

Net finance expense	(484)			1		5	(478)
Share of after tax profit/(loss) of associates and joint ventures	(4)						(4)
Profit/(loss) on disposal of interest in associates	1					(1)	–

Profit before taxation	5,685	535	149	265	117	(199)	6,552

Taxation	(775)	(116)	(35)	(52)	(29)	(15)	(1,022)
Tax rate %	13.6%						15.6%

Profit after taxation	4,910	419	114	213	88	(214)	5,530

Profit attributable to non-controlling interests	332				88		420
Profit attributable to shareholders	4,578	419	114	213	–	(214)	5,110

	4,910	419	114	213	88	(214)	5,530
Earnings per share	113.0p	10.3p	2.8p	5.3p	–	(5.2)p	126.2p
Weighted average number of shares (millions)	4,050						4,050

Adjusting items year to date 2024

Major restructuring and integration

Total Major restructuring charges incurred in nine months ended 30 September 2024 were £281 million (nine months ended 30 September 2023: £264 million), analysed as follows:

	9 months 2024			9 months 2023

	Cash £m	Non- cash £m	Total £m	Cash £m	Non- cash £m	Total £m

Separation restructuring programme	169	14	183	107	101	208
Significant acquisitions	50	1	51	54	1	55
Legacy programmes	47	–	47	1	–	1
	266	15	281	162	102	264

The Separation restructuring programme incurred cash charges of £169 million primarily from the restructuring of some commercial and administrative functions as well as Supply Chain. The non-cash charges of £14 million primarily reflected the write-down of assets in manufacturing locations.

The programme is now largely complete and has delivered its target of £1.1 billion of annual savings, with total costs still expected at £2.4 billion, with slightly higher cash charges of £1.7 billion but lower non-cash charges of £0.7 billion.

Costs of significant acquisitions relate to integration costs of Sierra and Affinivax which were acquired in Q3 2022, Bellus acquired in Q2 2023 and Aiolos acquired in Q1 2024.

Cash charges of £47 million under Legacy programmes primarily arose from the divestment of the cephalosporins business.

Transaction-related adjustments

Transaction-related adjustments resulted in a net charge of £1,463 million (YTD 2023: £117 million net charge), the majority of which related to charges/(credits) for the remeasurement of contingent consideration liabilities, the liabilities for the Pfizer put option, and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	9 months 2024 £m	9 months 2023 £m

Contingent consideration on former Shionogi-ViiV Healthcare joint Venture (including Shionogi preferential dividends)	1,106	406
ViiV Healthcare put options and Pfizer preferential dividends	54	(203)
Contingent consideration on former Novartis Vaccines business	206	(134)
Contingent consideration on acquisition of Affinivax	31	47
Other adjustments	66	1

Total transaction-related charges	1,463	117

The £1,106 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi, driven by £789 million from updated future sales forecasts and exchange rates, and the unwind of the discount for £317 million. The £54 million charge relating to the ViiV Healthcare put option and Pfizer preferential dividends represented an increase in the valuation of the put option primarily as a result of updated sales forecasts. The ViiV Healthcare contingent consideration liability is fair valued under IFRS. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 19.

The £206 million charge relating to the contingent consideration on the former Novartis Vaccines business primarily related to changes to future sales forecasts.

The £31 million charge relating to the contingent consideration on the acquisition of Affinivax primarily related to the unwind of the discount.

Significant legal charges, Divestments, and other items

Significant legal charges in the year to date primarily reflected the Q3 2024 charge of £1.8 billion ($2.3 billion) in relation to Zantac for the State Courts Settlement, the Qui Tam Settlement, and the remaining 7% of pending state court product liability cases, partially offset by reduced future legal costs.

Legal charges provide for all significant legal matters and are not broken out separately by litigation or investigation.

Divestments and other items primarily included £241 million of other net income from milestones and dividends related to investments, including a £16 million final dividend received from the investment in Haleon, as well as a fair value gain of £22 million on the investment in Haleon, which was sold in May 2024.

Financial information
Income statement

	Q3 2024 £m	Q3 2023 £m	9 months 2024 £m	9 months 2023 £m

TURNOVER	8,012	8,147	23,259	22,276

Cost of sales	(2,397)	(2,272)	(6,489)	(6,147)
Gross profit	5,615	5,875	16,770	16,129

Selling, general and administration	(3,800)	(2,296)	(8,352)	(6,707)
Research and development	(1,459)	(1,575)	(4,370)	(4,176)
Royalty income	168	312	463	718
Other operating income/(expense)	(335)	(367)	(1,186)	208

OPERATING PROFIT	189	1,949	3,325	6,172

Finance income	32	24	88	86
Finance expense	(156)	(182)	(496)	(570)
Share of after tax profit/(loss) of associates and joint ventures	(1)	–	(3)	(4)
Profit/(loss) on disposal of interests in associates and joint ventures	–	–	–	1

PROFIT BEFORE TAXATION	64	1,791	2,914	5,685

Taxation	1	(257)	(464)	(775)
Tax rate %	(1.6%)	14.3%	15.9%	13.6%

PROFIT AFTER TAXATION	65	1,534	2,450	4,910

Profit attributable to non-controlling interests	123	70	289	332
Profit/(loss) attributable to shareholders	(58)	1,464	2,161	4,578
	65	1,534	2,450	4,910

EARNINGS/(LOSS) PER SHARE	(1.4)p	36.1p	53.0p	113.0p

Diluted earnings/(loss) per share	(1.4)p	35.6p	52.2p	111.4p

Statement of comprehensive income

	Q3 2024 £m	Q3 2023 £m	9 months 2024 £m	9 months 2023 £m

Total profit for the period	65	1,534	2,450	4,910

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	164	(94)	(47)	(87)
Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries and associates	(57)	(7)	(56)	(20)
Fair value movements on cash flow hedges	(1)	–	(1)	1
Cost of hedging	(5)	–	(5)	–
Deferred tax on fair value movements on cash flow hedges	(1)	–	(1)	(1)
Reclassification of cash flow hedges to income statement	2	1	4	4

	102	(100)	(106)	(103)

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	(24)	5	(17)	(17)
Fair value movements on equity investments	(27)	(242)	(108)	(359)
Tax on fair value movements on equity investments	3	18	6	35
Fair value movements on cash flow hedges	3	–	2	(34)
Remeasurement gains/(losses) on defined benefit plans	192	(266)	373	(216)
Tax on remeasurement losses/(gains) on defined benefit plans	(45)	63	(87)	55

	102	(422)	169	(536)

Other comprehensive income/(expense) for the period	204	(522)	63	(639)

Total comprehensive income for the period	269	1,012	2,513	4,271

Total comprehensive income for the period attributable to:
Shareholders	170	937	2,241	3,956
Non-controlling interests	99	75	272	315

	269	1,012	2,513	4,271

Balance sheet

	30 September 2024 £m	31 December 2023 £m
ASSETS
Non-current assets
Property, plant and equipment	8,885	9,020
Right of use assets	840	937
Goodwill	6,680	6,811
Other intangible assets	15,010	14,768
Investments in associates and joint ventures	81	55
Other investments	1,023	1,137
Deferred tax assets	6,288	6,049
Derivative instruments	4	–
Other non-current assets	1,940	1,584

Total non-current assets	40,751	40,361

Current assets
Inventories	5,918	5,498
Current tax recoverable	484	373
Trade and other receivables	7,383	7,385
Derivative financial instruments	241	130
Current equity investments	–	2,204
Liquid investments	20	42
Cash and cash equivalents	3,192	2,936
Assets held for sale	60	76

Total current assets	17,298	18,644

TOTAL ASSETS	58,049	59,005

LIABILITIES
Current liabilities
Short-term borrowings	(2,815)	(2,813)
Contingent consideration liabilities	(1,105)	(1,053)
Trade and other payables	(14,375)	(15,844)
Derivative financial instruments	(146)	(114)
Current tax payable	(568)	(500)
Short-term provisions	(2,450)	(744)

Total current liabilities	(21,459)	(21,068)

Non-current liabilities
Long-term borrowings	(13,244)	(15,205)
Corporation tax payable	(19)	(75)
Deferred tax liabilities	(294)	(311)
Pensions and other post-employment benefits	(2,028)	(2,340)
Other provisions	(492)	(495)
Contingent consideration liabilities	(6,020)	(5,609)
Other non-current liabilities	(1,040)	(1,107)

Total non-current liabilities	(23,137)	(25,142)

TOTAL LIABILITIES	(44,596)	(46,210)

NET ASSETS	13,453	12,795

EQUITY
Share capital	1,348	1,348
Share premium account	3,473	3,451
Retained earnings	8,187	7,239
Other reserves	1,000	1,309

Shareholders’ equity	14,008	13,347

Non-controlling interests	(555)	(552)

TOTAL EQUITY	13,453	12,795

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m

At 1 January 2024	1,348	3,451	7,239	1,309	13,347	(552)	12,795

Profit for the period			2,161		2,161	289	2,450
Other comprehensive income/(expense) for the period			146	(66)	80	(17)	63

Total comprehensive income/(expense) for the period			2,307	(66)	2,241	272	2,513

Distributions to non-controlling interests						(288)	(288)
Dividends to shareholders			(1,832)		(1,832)		(1,832)
Realised after tax losses on disposal or liquidation of equity investments			15	(15)			–
Share of associates and joint ventures realised profit/(loss) on disposal of equity investments			52	(52)			–
Shares issued		20			20		20
Write-down on shares held by ESOP Trusts			(283)	283			–
Shares acquired by ESOP Trusts		2	457	(459)			–
Share-based incentive plans			232		232		232
Contributions from non-controlling interests						9	9
Changes to non-controlling interests					–	4	4

At 30 September 2024	1,348	3,473	8,187	1,000	14,008	(555)	13,453

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m

At 1 January 2023	1,347	3,440	4,363	1,448	10,598	(502)	10,096

Profit for the period			4,578	–	4,578	332	4,910
Other comprehensive income/(expense) for the period			(279)	(343)	(622)	(17)	(639)

Total comprehensive income/(expense) for the period			4,299	(343)	3,956	315	4,271

Distributions to non-controlling interests						(334)	(334)
Contributions from non-controlling interests						7	7
Dividends to shareholders			(1,679)		(1,679)		(1,679)
Realised after tax losses on disposal or liquidation of equity investments			(33)	33			–
Share of associates and joint ventures realised profit/(loss) on disposal of equity investments			2	(2)			–
Share issued	1	8			9		9
Write-down of shares held by ESOP Trusts			(153)	153			–
Shares acquired by ESOP Trusts		2	1	(3)			–
Share-based incentive plans			217		217		217
Hedging gain/(loss) after taxation transferred to non-financial assets				32	32		32
At 30 September 2023	1,348	3,450	7,017	1,318	13,133	(514)	12,619

Cash flow statement nine months ended 30 September 2024

	9 months 2024 £m	9 months 2023 £m
Profit after tax	2,450	4,910
Tax on profits	464	775
Share of after tax loss/(profit) of associates and joint ventures	3	4
(Profit)/loss on disposal of interest in associates and joint ventures	–	(1)
Net finance expense	408	484
Depreciation, amortisation and other adjusting items	2,139	1,671
(Increase)/decrease in working capital	(1,669)	(2,669)
Contingent consideration paid	(924)	(853)
Increase/(decrease) in other net liabilities (excluding contingent consideration paid)	2,404	94
Cash generated from operations	5,275	4,415
Taxation paid	(1,050)	(843)
Total net cash inflow/(outflow) from operating activities	4,225	3,572

Cash flow from investing activities
Purchase of property, plant and equipment	(855)	(828)
Proceeds from sale of property, plant and equipment	4	21
Purchase of intangible assets	(992)	(733)
Proceeds from sale of intangible assets	126	12
Purchase of equity investments	(76)	(92)
Proceeds from sale of equity investments	2,354	834
Purchase of businesses, net of cash acquired	(748)	(1,459)
Investment in joint ventures and associates	(42)	–
Contingent consideration paid	(11)	(7)
Disposal of businesses	(13)	56
Interest received	91	83
(Increase)/decrease in liquid investments	21	47
Dividends from joint ventures and associates	15	1
Dividend and distributions from investments	16	201
Proceeds from disposal of associates and Joint ventures	–	1
Total net cash inflow/(outflow) from investing activities	(110)	(1,863)

Cash flow from financing activities
Issue of share capital	20	9
Repayment of long-term loans	–	(144)
Issue of long-term notes	–	238
Repayment of short-term loans	(787)	(1,088)
Net increase/(repayment) of other short-term loans	(623)	1,394
Repayment of lease liabilities	(170)	(148)
Interest paid	(385)	(480)
Dividends paid to shareholders	(1,832)	(1,679)
Distribution to non-controlling interests	(288)	(334)
Contributions from non-controlling interests	9	7
Other financing items	172	176
Total net cash inflow/(outflow) from financing activities	(3,884)	(2,049)
Increase/(decrease) in cash and bank overdrafts in the period	231	(340)
Cash and bank overdrafts at beginning of the period	2,858	3,425
Exchange adjustments	(61)	(65)
Increase/(decrease) in cash and bank overdrafts	231	(340)
Cash and bank overdrafts at end of the period	3,028	3,020
Cash and bank overdrafts at end of the period comprise:
Cash and cash equivalents	3,192	3,177
Overdrafts	(164)	(157)
	3,028	3,020

Sales tables

Vaccines turnover – three months ended 30 September 2024

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Shingles	739	(10)	(7)	307	(26)	(23)	194	(15)	(13)	238	29	35
Shingrix	739	(10)	(7)	307	(26)	(23)	194	(15)	(13)	238	29	35
Meningitis	520	18	22	316	16	20	122	12	15	82	37	47
Bexsero	334	26	30	168	27	31	120	15	17	46	53	73
Menveo	173	3	7	148	6	10	1	(67)	(33)	24	(4)	(8)
Other	13	86	100	–	–	–	1	(50)	(50)	12	>100	>100
RSV	188	(73)	(72)	177	(75)	(74)	5	>100	>100	6	(14)	(29)
Arexvy	188	(73)	(72)	177	(75)	(74)	5	>100	>100	6	(14)	(29)
Influenza	283	(24)	(22)	243	(23)	(21)	15	(29)	(29)	25	(31)	(22)
Fluarix, FluLaval	283	(24)	(22)	243	(23)	(21)	15	(29)	(29)	25	(31)	(22)
Established Vaccines	920	6	10	415	21	26	186	9	12	319	(10)	(6)
Infanrix, Pediarix	151	4	8	95	16	21	27	4	8	29	(22)	(19)
Boostrix	211	25	30	141	15	19	35	21	21	35	>100	>100
Hepatitis	183	17	22	112	18	22	46	15	20	25	14	27
Rotarix	153	6	10	52	53	59	29	4	7	72	(12)	(10)
Synflorix	50	(44)	(42)	–	–	–	4	(50)	(50)	46	(43)	(41)
Priorix, Priorix Tetra, Varilrix	83	1	4	12	>100	>100	32	(9)	(6)	39	(9)	(5)
Cervarix	18	(42)	(42)	–	–	–	4	100	100	14	(52)	(52)
Other	71	39	41	3	(40)	–	9	>100	>100	59	34	34
Vaccines excluding COVID-19 solutions	2,650	(18)	(15)	1,458	(29)	(26)	522	(1)	1	670	4	10
Pandemic vaccines	–	(100)	>(100)	–	–	–	–	–	–	–	(100)	>(100)
Pandemic adjuvant	–	(100)	>(100)	–	–	–	–	–	–	–	(100)	>(100)
Vaccines	2,650	(18)	(15)	1,458	(29)	(26)	522	(1)	1	670	4	9

Vaccines turnover – nine months ended 30 September 2024

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Shingles	2,516	(1)	2	1,078	(23)	(20)	667	(2)	(1)	771	68	76
Shingrix	2,516	(1)	2	1,078	(23)	(20)	667	(2)	(1)	771	68	76
Meningitis	1,142	16	20	580	14	17	339	3	5	223	52	60
Bexsero	783	15	19	325	18	22	331	5	7	127	46	56
Menveo	337	15	19	255	8	11	5	(44)	(33)	77	60	65
Other	22	37	44	–	–	–	3	(25)	(25)	19	58	67
RSV	432	(39)	(37)	387	(45)	(43)	6	>100	>100	39	>100	>100
Arexvy	432	(39)	(37)	387	(45)	(43)	6	>100	>100	39	>100	>100
Influenza	303	(26)	(23)	244	(23)	(21)	14	(33)	(33)	45	(36)	(31)
Fluarix, FluLaval	303	(26)	(23)	244	(23)	(21)	14	(33)	(33)	45	(36)	(31)
Established Vaccines	2,533	2	5	1,012	1	4	542	(2)	–	979	4	9
Infanrix, Pediarix	390	(4)	(1)	206	(8)	(5)	87	10	13	97	(7)	(2)
Boostrix	532	13	16	337	7	10	104	13	15	91	42	50
Hepatitis	521	7	11	295	7	10	143	8	11	83	8	14
Rotarix	431	(8)	(4)	137	(14)	(11)	88	(1)	1	206	(6)	–
Synflorix	157	(31)	(28)	–	–	–	7	(74)	(74)	150	(25)	(22)
Priorix, Priorix Tetra, Varilrix	240	27	31	26	>100	>100	93	(5)	(3)	121	51	58
Cervarix	66	(40)	(38)	–	–	–	11	(63)	(63)	55	(31)	(29)
Other	196	41	44	11	(42)	(37)	9	80	60	176	53	57
Vaccines excluding COVID-19 solutions	6,926	(3)	–	3,301	(16)	(13)	1,568	(1)	1	2,057	27	33
Pandemic vaccines	–	(100)	(100)	–	–	–	–	(100)	(100)	–	(100)	(100)
Pandemic adjuvant	–	(100)	(100)	–	–	–	–	(100)	(100)	–	(100)	(100)
Vaccines	6,926	(5)	(2)	3,301	(16)	(13)	1,568	(8)	(7)	2,057	25	31

Specialty Medicines turnover – three months ended 30 September 2024

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
HIV	1,750	8	12	1,172	8	12	363	5	7	215	13	18
Dolutegravir products	1,388	2	6	867	—	4	318	2	4	203	12	15
Tivicay	335	(1)	2	187	(3)	1	60	(6)	(5)	88	5	8
Triumeq	323	(13)	(10)	230	(13)	(9)	52	(20)	(20)	41	(9)	(2)
Juluca	163	(5)	(1)	128	(4)	1	31	(9)	(9)	4	33	–
Dovato	567	19	23	322	16	21	175	17	20	70	40	44
Rukobia	39	30	37	37	32	36	2	–	–	–	–	–
Cabenuva	245	35	40	200	32	38	39	50	54	6	20	20
Apretude	69	86	95	66	78	86	–	–	–	3	–	–
Other	9	(31)	(31)	2	(60)	>(100)	4	(20)	–	3	–	33
Respiratory/Immunology and Other	843	10	14	555	5	9	139	17	20	149	22	29
Nucala	444	8	12	235	(2)	2	114	18	19	95	27	36
Benlysta	389	11	16	318	11	15	28	12	16	43	16	22
Other	10	43	43	2	>100	>100	(3)	–	67	11	10	—
Oncology	373	86	94	264	>100	>100	88	22	24	21	24	41
Zejula	144	3	6	72	1	4	55	2	4	17	13	27
Blenrep	3	(70)	(80)	–	–	–	3	(70)	(80)	–	–	–
Jemperli	130	>100	>100	106	>100	>100	21	>100	>100	3	>100	>100
Ojjaara/Omjjara	98	>100	>100	86	>100	>100	11	–	–	1	–	–
Other	(2)	>(100)	>(100)	–	–	–	(2)	>(100)	>(100)	–	>(100)	–
Specialty Medicines excluding COVID-19 solutions	2,966	14	19	1,991	15	20	590	10	12	385	17	23
Pandemic	–	–	–	–	–	–	–	–	–	–	–	–
Xevudy	–	–	–	–	–	–	–	–	–	–	–	–
Specialty Medicines	2,966	14	19	1,991	15	20	590	10	12	385	17	23

Specialty Medicines turnover – nine months ended 30 September 2024

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
HIV	5,120	10	13	3,394	11	14	1,109	6	8	617	10	16
Dolutegravir products	4,083	3	6	2,520	2	5	981	3	4	582	9	14
Tivicay	1,007	(3)	–	566	(4)	(1)	190	(5)	(3)	251	–	5
Triumeq	979	(14)	(11)	682	(13)	(10)	172	(20)	(19)	125	(13)	(8)
Juluca	496	2	6	391	5	9	95	(8)	(6)	10	–	–
Dovato	1,601	23	26	881	21	24	524	19	21	196	50	56
Rukobia	110	34	39	104	37	41	6	20	20	–	>(100)	–
Cabenuva	703	45	49	575	43	48	110	55	58	18	50	58
Apretude	195	>100	>100	189	95	>100	–	–	–	6	–	–
Other	29	(34)	(32)	6	(57)	(64)	12	(25)	(19)	11	(21)	(14)
Respiratory/Immunology and Other	2,389	10	15	1,570	6	10	409	19	22	410	19	29
Nucala	1,300	10	14	702	2	6	335	19	21	263	21	32
Benlysta	1,067	11	15	866	10	13	85	16	19	116	17	25
Other	22	22	33	2	>100	–	(11)	–	9	31	11	18
Oncology	1,002	>100	>100	701	>100	>100	249	14	16	52	49	57
Zejula	450	21	25	232	35	39	174	5	7	44	33	39
Blenrep	1	(97)	(97)	(3)	(50)	(50)	4	(88)	(88)	–	–	–
Jemperli	318	>100	>100	259	>100	>100	52	>100	>100	7	>100	>100
Ojjaara/Omjjara	235	>100	>100	213	>100	>100	21	–	–	1	–	–
Other	(2)	>(100)	>(100)	–	–	–	(2)	>(100)	>(100)	–	>(100)	–
Specialty Medicines excluding COVID-19 solutions	8,511	16	20	5,665	19	22	1,767	10	12	1,079	15	22
Pandemic	1	(97)	(97)	–	100	100	–	>(100)	>(100)	1	(97)	(97)
Xevudy	1	(97)	(97)	–	100	100	–	>(100)	>(100)	1	(97)	(97)
Specialty Medicines	8,512	16	20	5,665	19	23	1,767	10	12	1,080	11	18

General Medicines turnover – three months ended 30 September 2024

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Respiratory	1,617	6	11	820	10	15	338	7	9	459	1	7
Anoro Ellipta	146	3	6	67	(6)	(1)	56	17	19	23	–	4
Flixotide/Flovent	113	15	20	73	11	15	15	25	33	25	25	30
Relvar/Breo Ellipta	241	1	5	86	–	3	85	5	7	70	(3)	4
Seretide/Advair	218	8	13	61	>100	>100	50	(9)	(7)	107	(17)	(12)
Trelegy Ellipta	600	12	16	420	8	13	79	14	17	101	26	31
Ventolin	176	1	5	90	(2)	1	25	4	4	61	3	12
Other Respiratory	123	(3)	2	23	(12)	(4)	28	–	–	72	(1)	4
Other General Medicines	779	(5)	–	52	30	37	168	(5)	(4)	559	(7)	(1)
Augmentin	146	(8)	(1)	–	–	–	43	5	7	103	(12)	(4)
Lamictal	94	13	18	37	61	70	27	(4)	(4)	30	(6)	–
Other "Other General Medicines"	539	(6)	(2)	15	(12)	(6)	98	(9)	(8)	426	(6)	–
General Medicines	2,396	3	7	872	11	16	506	2	4	1,018	(4)	2

General Medicines turnover – nine months ended 30 September 2024

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Respiratory	5,407	6	11	2,912	15	19	1,055	1	3	1,440	(5)	2
Anoro Ellipta	425	6	9	192	1	4	164	15	18	69	–	6
Flixotide/Flovent	384	9	13	259	15	19	51	2	4	74	(3)	3
Relvar/Breo Ellipta	792	(1)	3	300	(2)	1	275	1	4	217	(3)	5
Seretide/Advair	798	(8)	(4)	273	4	7	166	(13)	(12)	359	(12)	(7)
Trelegy Ellipta	2,033	26	31	1,512	29	33	230	13	15	291	24	33
Ventolin	532	(3)	–	276	(4)	(1)	76	6	7	180	(6)	(1)
Other Respiratory	443	(11)	(7)	100	25	29	93	(16)	(15)	250	(19)	(13)
Other General Medicines	2,414	(6)	(1)	179	(16)	(13)	521	(4)	(3)	1,714	(5)	1
Augmentin	474	1	6	–	–	–	138	1	2	336	1	8
Lamictal	304	(7)	(3)	123	(15)	(12)	81	(2)	(1)	100	1	8
Other "Other General Medicines"	1,636	(8)	(2)	56	(19)	(14)	302	(7)	(5)	1,278	(7)	(1)
General Medicines	7,821	2	7	3,091	13	16	1,576	(1)	1	3,154	(5)	1

Commercial Operations turnover

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Three months ended 30 September 2024	8,012	(2)	2	4,321	(5)	(1)	1,618	4	6	2,073	2	8
Nine months ended 30 September 2024	23,259	4	8	12,057	5	9	4,911	–	2	6,291	6	12

Commercial Operations turnover excluding COVID-19 solutions

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Three months ended 30 September 2024	8,012	(2)	2	4,321	(5)	(1)	1,618	4	6	2,073	2	8
Nine months ended 30 September 2024	23,258	5	9	12,057	5	9	4,911	3	5	6,290	7	13

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the GSK Leadership Team (GLT). GSK reports results under two segments: Commercial Operations and Total R&D. Members of the GLT are responsible for each segment.

R&D investment is essential for the sustainability of the business. However, for segment reporting the Commercial operating profits exclude allocations of globally funded R&D.

The Total R&D segment is the responsibility of the Chief Scientific Officer and is reported as a separate segment. The operating costs of this segment includes R&D activities across Specialty Medicines, including HIV and Vaccines. It includes R&D and some SG&A costs relating to regulatory and other functions.

The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Adjusting items reconciling segment profit and operating profit comprise items not specifically allocated to segment profit. These include impairment and amortisation of intangible assets, major restructuring costs, which include impairments of tangible assets and computer software, transaction-related adjustments related to significant acquisitions, proceeds and costs of disposals of associates, products and businesses, Significant legal charges and expenses on the settlement of litigation and government investigations, other operating income other than royalty income, and other items including amounts reclassified from the foreign currency translation reserve to the income statement upon the liquidation of a subsidiary where the amount exceeds £25 million.

Turnover by segment
	Q3 2024 £m	Q3 2023 £m	Growth £%	Growth CER%

Commercial Operations (total turnover)	8,012	8,147	(2)	2

Operating profit by segment
	Q3 2024 £m	Q3 2023 £m	Growth £%	Growth CER%

Commercial Operations	4,195	4,188	–	5
Research and Development	(1,334)	(1,371)	(3)	–

Segment profit	2,861	2,817	2	7
Corporate and other unallocated costs	(100)	(45)

Core operating profit	2,761	2,772	–	5
Adjusting items	(2,572)	(823)

Total operating profit	189	1,949	(90)	(86)

Finance income	32	24
Finance costs	(156)	(182)
Share of after tax profit/(loss) of associates and joint ventures	(1)	–

Profit before taxation	64	1,791	(96)	(92)

Commercial Operations Core operating profit of £4,195 million grew in the quarter from strong Specialty Medicines sales performance, favourable product and regional mix as well as price benefits from channel mix and adjustments to returns and rebates in the US, partly offset by continued disciplined investment in growth assets and lower royalty income.

The R&D segment operating expense of £1,334 million in the quarter reflected continued spend across the portfolio, with Specialty Medicines spend driven by camlipixant, bepirovirsen and depemokimab as well as the long acting TSLP asset acquired as part of the Aiolos acquisition, and in HIV on long-acting medicines. In Vaccines, pneumococcal (MAPS) and mRNA continued to drive investment, and, in Oncology, increased investment in Jemperli and ADC assets was offset by cost decreases following the launches of Arexvy and Ojjaara, and progression to completion of Zejula and Blenrep studies.

Turnover by segment
	9 months 2024 £m	9 months 2023 £m	Growth £%	Growth CER%

Commercial Operations (total turnover)	23,259	22,276	4	8

Operating profit by segment
	9 months 2024 £m	9 months 2023 £m	Growth £%	Growth CER%

Commercial Operations	12,012	11,044	9	14
Research and Development	(4,055)	(3,876)	5	7

Segment profit	7,957	7,168	11	17
Corporate and other unallocated costs	(240)	(134)

Core operating profit	7,717	7,034	10	16
Adjusting items	(4,392)	(862)

Total operating profit	3,325	6,172	(46)	(41)

Finance income	88	86
Finance costs	(496)	(570)
Share of after tax profit/(loss) of associates and joint ventures	(3)	(4)
Profit/(loss) on disposal of associates and joint ventures	–	1

Profit before taxation	2,914	5,685	(49)	(43)

Commercial Operations Core operating profit of £12,012 million grew year to date driven by continued leverage from strong sales and favourable product and regional mix, as well as price benefits from channel mix and adjustments to returns and rebates in the US, and a reversal of the Zejula royalty dispute legal provision in Q1 2024, partly offset by continued disciplined investment in growth assets and lower royalty income.

The R&D segment operating expense of £4,055 million grew year to date driven by continued spend across the portfolio, with a significant increase in investment in Specialty Medicines including camlipixant, bepirovirsen and depemokimab as well as the long acting TSLP asset acquired as part of the Aiolos acquisition. In addition, there was continued spend in HIV on long-acting medicines. In Vaccines, pneumococcal (MAPS) and mRNA continued to drive investment, and, in Oncology, increased investment in Jemperli and ADC assets was offset by cost decreases following the launches of Arexvy and Ojjaara, and progression to completion of Zejula and Blenrep studies.

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust, consumer fraud and governmental investigations, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2023. At 30 September 2024, the Group’s aggregate provision for legal and other disputes (not including tax matters described on page 10) was £2,033 million (31 December 2023: £267 million).

The Group may become involved in significant legal proceedings in respect of which it is not possible to meaningfully assess whether the outcome will result in a probable outflow, or to quantify or reliably estimate the liability, if any, that could result from ultimate resolution of the proceedings. In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

Significant legal developments since the date of the Q2 2024 results:

Product Liability

Zantac

On 9 October 2024 GSK reached agreements with 10 plaintiff firms who together represent 93% (approximately 80,000 claimants) of the Zantac state court product liability cases pending against GSK in the United States. Under these agreements, GSK will make an aggregate payment of up to $2.2 billion to resolve all U.S. state court product liability cases handled by these plaintiff firms that meet agreed eligibility and participation criteria (the “State Courts Settlement”). The participating plaintiff firms are unanimously recommending to their clients that they accept the terms of the State Courts Settlement, which is expected to be fully implemented by the end of H1 2025. Terms of the agreements are confidential.

On 9 October 2024 GSK also reached an agreement in principle to pay a total of $70 million to resolve the Zantac qui tam complaint previously filed by Valisure. The agreement in principle is subject to final approval from the Department of Justice (the “Qui Tam Settlement”).

GSK has not admitted any liability in the State Courts Settlement or in the agreement in principle for the Qui Tam Settlement. While the scientific consensus remains that there is no consistent or reliable evidence that Zantac increases the risk of any cancer, GSK strongly believes that these settlements are in the best long-term interests of the company and its shareholders as they remove significant financial uncertainty, risk and distraction associated with protracted litigation.

There remain approximately 6,000 cases filed in various state court jurisdictions, the vast majority of which are in Delaware. On 27 August 2024, the Delaware Supreme Court accepted Defendants’ appeal of the Superior Court’s decision allowing Plaintiffs to present expert evidence of general causation on all ten cancer types to a jury.

The State Courts Settlement resolved all state court product liability trials which were scheduled for 2024 and 2025.

As previously disclosed, approximately 14,000 product liability cases were dismissed following the grant of defendants’ Daubert motions in December 2022 in the MDL proceeding. These are now on appeal by the plaintiffs to the United States Court of Appeals for the Eleventh Circuit, along with appeals in the medical monitoring and consumer class action cases. GSK remains confident in its position and will continue to vigorously defend against those appeals.

The trial in the Mayor & City of Baltimore action is scheduled to begin 1 June 2026.

GSK took a charge in Q3 2024 of £1.8 billion ($2.3 billion) in relation to the State Courts Settlement, the Qui Tam Settlement, and the remaining 7% of pending state court product liability cases, partially offset by reduced future legal costs.

Intellectual Property

RSV

On 5 August 2024, GSK filed a patent infringement suit against Pfizer in the European Unified Patent Court (“UPC”) alleging infringement of a single GSK patent by Pfizer’s RSV vaccine, Abrysvo. On 14 August 2024, Pfizer filed a separate action in the UPC seeking revocation of the patent. First instance decisions on the merits are not expected until late 2025.

On 7 October 2024, the London High Court ruled in Pfizer’s favour and invalidated two of GSK’s patents relating to RSV vaccine technology. GSK plans to appeal that decision.

mRNA

On 14 August 2024, GSK filed a First Amended Complaint in the United States District Court for the District of Delaware asserting 3 additional GSK patents against Pfizer/BioNTech bringing the total number of asserted patents to 8. Pfizer/BioNTech filed an Answer and Counterclaims to GSK’s First Amended Complaint on 30 August 2024. Trial has yet to be scheduled.

On 12 October 2024, GSK filed two separate patent infringement suits against Moderna, Inc. in the United States District Court for the District of Delaware. The first suit alleges infringement of 7 GSK patents by the COVID-19 vaccine, SPIKEVAX. The second suit alleges infringement of 6 GSK patents by the RSV vaccine, mRESVIA.

Returns to shareholders

Quarterly dividends

The Board has declared a third interim dividend for Q3 2024 of 15p per share (Q3 2023: 14p per share).

Dividends remain an essential component of total shareholder return and GSK recognises the importance of dividends to shareholders. On 23 June 2021, at the GSK Investor Update, GSK set out that from 2022 a progressive dividend policy will be implemented guided by a 40 to 60 percent pay-out ratio through the investment cycle. Consistent with this, GSK has declared a dividend of 15p for Q3 2024 and expects to declare a dividend of 60p per share for full year 2024. In setting its dividend policy, GSK considers the capital allocation priorities of the Group and its investment strategy for growth alongside the sustainability of the dividend.

Payment of dividends

The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 7 January 2025. An annual fee of $0.03 per ADS (or $0.0075 per ADS per quarter) is charged by the Depositary. The ex-dividend and record dates will be 15 November 2024 with a payment date of 9 January 2025.

	Paid/ Payable	Pence per share	£m

2024
First interim	11 July 2024	15	612
Second interim	10 October 2024	15	612
Third interim	9 January 2025	15	612

2023
First interim	13 July 2023	14	567
Second interim	12 October 2023	14	568
Third interim	11 January 2024	14	568
Fourth interim	11 April 2024	16	652

		58	2,355

Share capital in issue

At 30 September 2024, 4,080 million shares (Q3 2023: 4,056 million) were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). No Treasury shares have been repurchased since 2014. In the quarter, the company issued a small number of shares under employee share schemes for proceeds of £1 million (Q3 2023: nil).

At 30 September 2024, the ESOP Trusts held 64.6 million shares of GSK shares, of which 64.3 million were held for the future exercise of share options and share awards and 0.3 million were held for the Executive Supplemental Savings plan. The carrying value of £431 million has been deducted from other reserves. The market value of these shares was £980 million.

At 30 September 2024, the company held 169 million Treasury shares at a cost of £2,958 million which has been deducted from retained earnings.

Weighted average number of shares

The numbers of shares used in calculating basic and diluted earnings per share are reconciled below:

Weighted average number of shares
	Q3 2024 millions	Q3 2023 millions	9 months 2024 millions	9 months 2023 millions

Weighted average number of shares – basic	4,080	4,055	4,076	4,050
Dilutive effect of share options and share awards	61	57	61	58

Weighted average number of shares – diluted	4,141	4,112	4,137	4,108

Additional information

Accounting policies and basis of preparation

This unaudited Results Announcement contains condensed financial information for the three and nine months ended 30 September 2024 and should be read in conjunction with the Annual Report 2023, which was prepared in accordance with United Kingdom adopted International Financial Reporting Standards. This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2023.

The Group has not identified any changes to its key sources of accounting judgements or estimations of uncertainty compared with those disclosed in the Annual Report 2023.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The full Group accounts for 2023 were published in the Annual Report 2023, which has been delivered to the Registrar of Companies and on which the report of the independent auditor was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Exchange rates

GSK operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	Q3 2024	Q3 2023	9 months 2024	9 months 2023	2023

Average rates:
US$/£	1.31	1.26	1.28	1.24	1.24
Euro/£	1.19	1.16	1.18	1.15	1.15
Yen/£	192	182	192	173	175

Period-end rates:
US$/£	1.34	1.23	1.34	1.23	1.27
Euro/£	1.20	1.16	1.20	1.16	1.15
Yen/£	191	183	191	183	180

Contingent liabilities

There were contingent liabilities at 30 September 2024 in respect of arrangements entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities. Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow. Descriptions of the Significant legal disputes to which the Group is a party are set out on page 38, and pages 263 to 266 of the 2023 Annual Report.

Net assets

The book value of net assets increased by £658 million from £12,795 million at 31 December 2023 to £13,453 million at 30 September 2024. This primarily reflected contribution from Total comprehensive income for the period partly offset by dividends paid to shareholders.

At 30 September 2024, the net deficit on the Group’s pension plans was £175 million compared with £764 million at 31 December 2023. This decrease in the net deficit is primarily due to an increase in the UK discount rate, partly offset by a decrease in the US discount rate.

The estimated present value of the potential redemption amount of the Pfizer put option related to ViiV Healthcare, recorded in Other payables in Current liabilities, was £902 million (31 December 2023: £848 million).

Contingent consideration amounted to £7,125 million at 30 September 2024 (31 December 2023: £6,662 million), of which £5,924 million (31 December 2023: £5,718 million) represented the estimated present value of amounts payable to Shionogi relating to ViiV Healthcare, £575 million (31 December 2023: £424 million) represented the estimated present value of contingent consideration payable to Novartis related to the Vaccines acquisition, £520 million (31 December 2023: £516 million) represented the estimated present value of contingent consideration payable to Affinivax, and £95 million (31 December 2023: £nil) represented the estimated present value of contingent consideration payable in relation to the Aiolos acquisition. Of the contingent consideration payable to Shionogi at 30 September 2024, £1,054 million (31 December 2023: £1,017 million) is expected to be paid within one year.

Movements in contingent consideration are as follows:

9 months 2024	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,718	6,662
Additions	–	104
Remeasurement through income statement and other movements	1,106	1,294
Cash payments: operating cash flows	(900)	(924)
Cash payments: investing activities	–	(11)

Contingent consideration at end of the period	5,924	7,125

9 months 2023	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,890	7,068
Remeasurement through income statement and other movements	406	302
Cash payments: operating cash flows	(834)	(853)
Cash payments: investing activities	–	(7)

Contingent consideration at end of the period	5,462	6,510

Business acquisitions

On 9 January 2024, GSK announced it had entered into an agreement to acquire 100% of Aiolos Bio, Inc. (Aiolos), a clinical stage biopharmaceutical company focused on addressing the unmet treatment needs of patients with certain respiratory and inflammatory conditions, for a total consideration of US$1,004 million (£800 million) as adjusted for working capital acquired paid upon closing and up to US$400 million (£319 million) in certain success-based regulatory milestone payments. The estimated fair value of the contingent consideration payable was US$120 million (£96 million). In addition, GSK will also be responsible for success-based milestone payments as well as tiered royalties owed to Jiangsu Hengrui Pharmaceuticals Co. Ltd. (Hengrui). The acquisition completed on 14 February 2024. The values in the table below are provisional and subject to change.

Goodwill of £191 million has been recognised. The goodwill represents specific synergies available to GSK from the business combination. The goodwill has been allocated to the Group’s R&D segment.

The provisional fair values of the net assets acquired, including goodwill, are as follows:

£m

Net assets acquired:
Intangible assets	886
Cash and cash equivalents	23
Other net liabilities	(16)
Deferred tax liabilities	(188)

705
Goodwill	191

Total consideration	896

As at 30 September 2024, the present value of the contingent consideration payable was £95 million.

On 6 June 2024, GSK announced that it had acquired Elsie Biotechnologies, a San Diego-based private biotechnology company dedicated to unlocking the full potential of oligonucleotide therapeutics, for a total cash consideration of up to US$51 million (approximately £40 million). The acquisition is accounted for as a business combination but is not considered a significant acquisition for the Group. This agreement is not subject to closing conditions and the acquisition has been completed.

Net debt information

Reconciliation of cash flow to movements in net debt

	9 months 2024 £m	9 months 2023 £m

Total Net debt at beginning of the period	(15,040)	(17,197)

Increase/(decrease) in cash and bank overdrafts	231	(340)
Increase/(decrease) in liquid investments	(21)	(47)
Net (increase)/repayment of short-term loans	1,410	(306)
Repayment of long-term notes	–	(94)
Repayment of lease liabilities	170	148
Net debt of subsidiary undertakings acquired	–	50
Exchange adjustments	504	304
Other non-cash movements	(101)	(107)

(Increase)/decrease in net debt	2,193	(392)
Total Net debt at end of the period	(12,847)	(17,589)

Net debt analysis

	30 September 2024 £m	31 December 2023 £m

Liquid investments	20	42
Cash and cash equivalents	3,192	2,936
Short-term borrowings	(2,815)	(2,813)
Long-term borrowings	(13,244)	(15,205)

Total Net debt at the end of the period	(12,847)	(15,040)

Free cash flow reconciliation

	Q3 2024 £m	Q3 2023 £m	9 months 2024 £m	9 months 2023 £m

Net cash inflow/(outflow) from operating activities	2,154	2,212	4,225	3,572
Purchase of property, plant and equipment	(305)	(299)	(855)	(828)
Proceeds from sale of property, plant and equipment	1	11	4	21
Purchase of intangible assets	(537)	(198)	(992)	(733)
Proceeds from disposals of intangible assets	98	–	126	12
Net finance costs	(13)	(11)	(294)	(397)
Dividends from associates and joint ventures	–	–	15	1
Contingent consideration paid (reported in investing activities)	(4)	(3)	(11)	(7)
Distributions to non-controlling interests	(80)	(57)	(288)	(334)
Contributions from non-controlling interests	8	–	9	7

Free cash inflow/(outflow)	1,322	1,655	1,939	1,314

Post balance sheet event

GSK plc announced on 9 October 2024 that it has reached agreements with 10 plaintiff firms who together represent 93% (approximately 80,000) of the Zantac state court product liability cases pending against GSK in the United States. Under these agreements, GSK will make an aggregate payment of up to $2.2 billion to resolve all U.S. state court product liability cases handled by those plaintiff firms that meet agreed eligibility and participation criteria (the “State Courts Settlement”). GSK also confirmed that it has reached an agreement in principle to pay a total of $70 million to resolve the Zantac qui tam complaint previously filed by Valisure. The agreement in principle is subject to final approval from the Department of Justice (the “Qui Tam Settlement”). GSK has not admitted any liability in the State Courts Settlement or in the agreement in principle for the Qui Tam Settlement.

GSK has recognised a charge in Q3 2024 of £1.8 billion ($2.3 billion) in relation to the State Courts Settlement, the Qui Tam Settlement, and the remaining 7% of pending state court product liability cases, partially offset by reduced future legal costs. Further details are set out on page 38.

Related party transactions

Details of GSK’s related party transactions are disclosed on page 235 of our 2023 Annual Report.

R&D commentary

Pipeline overview

Medicines and vaccines in phase III development (including major lifecycle innovation or under regulatory review)	18	Infectious Diseases (7)
		●	Arexvy (RSV vaccine) RSV older adults (18-59 years of age at increased risk (AIR))
		●	gepotidacin (bacterial topoisomerase inhibitor) uncomplicated urinary tract infection and urogenital gonorrhoea
		●	bepirovirsen (HBV ASO) hepatitis B virus
		●	Bexsero infants vaccine (US)
		●	MenABCWY (gen 1) vaccine candidate
		●	tebipenem pivoxil (antibacterial carbapenem) complicated urinary tract infection
		●	ibrexafungerp (antifungal glucan synthase inhibitor) invasive candidiasis
Respiratory/Immunology (6)
		●	Nucala (anti-IL5 biologic) chronic obstructive pulmonary disease
●
depemokimab (ultra long-acting anti-IL5 biologic) severe eosinophilic asthma, eosinophilic granulomatosis with polyangiitis (EGPA), chronic rhinosinusitis with nasal polyps (CRSwNP), hyper-eosinophilic syndrome (HES)

		●	latozinemab (AL001, anti-sortilin) frontotemporal dementia
		●	camlipixant (P2X3 receptor antagonist) refractory chronic cough
		●	Ventolin (salbutamol, Beta 2 adrenergic receptor agonist) asthma
		●	linerixibat (IBATi) cholestatic pruritus in primary biliary cholangitis
Oncology (5)
		●	Blenrep (anti-BCMA ADC) multiple myeloma
		●	Jemperli (anti-PD-1) 1L endometrial cancer, colon cancer, rectal cancer, head and neck cancer
		●	Zejula (PARP inhibitor) 1L ovarian and non-small cell lung cancer, glioblastoma
		●	belrestotug (anti-TIGIT) 1L non-small cell lung cancer
		●	cobolimab (anti-TIM-3) 2L non-small cell lung cancer
Total vaccines and medicines in all phases of clinical development	67
Total projects in clinical development (inclusive of all phases and indications)	88

Our key growth assets by therapy area

The following outlines several key vaccines and medicines by therapy area that will help drive growth for GSK to meet its outlooks for 2021-2026 and beyond.

Infectious Diseases

Arexvy (respiratory syncytial virus vaccine, adjuvanted)

In August 2024, the European Commission authorised the extended use of Arexvy for the prevention of lower respiratory tract disease (LRTD) caused by RSV to adults 50 to 59 years of age at increased risk. This follows US approval in this population earlier this year. Regulatory review is ongoing in Japan and other countries.

New data from the AReSVi-006 (Adult Respiratory Syncytial Virus) phase III trial showed clinically meaningful efficacy over three full RSV seasons against RSV-LRTD and severe LRTD with one dose in adults aged 60 years and older. These results were presented at the CHEST 2024 Annual Meeting, and included efficacy against different RSV subtypes, in adults with advancing age (70-79 years of age), and those with certain underlying medical conditions. Safety and reactogenicity data were consistent with initial observation from the phase III programme.

Positive data were also reported showing the vaccine’s efficacy and safety in adults aged 18 and above at increased risk from RSV, including immunocompromised patients. In addition, positive data on its co-administration with Shingrix were presented at the European Geriatric Medicine Society meeting (EuGMS) in September 2024. These results indicated a non-inferior immune response of both AS01-adjuvanted vaccines when administered together, with acceptable reactogenicity and safety profiles, further strengthening the body of evidence supporting their use.

Key phase III trials for Arexvy:

Trial name (population)	Phase	Design	Timeline	Status
RSV OA=ADJ-004 (Adults ≥ 60 years old) NCT04732871	III
A randomised, open-label, multi-country trial to evaluate the immunogenicity, safety, reactogenicity and persistence of a single dose of the RSVPreF3 OA investigational vaccine and different revaccination schedules in adults aged 60 years and above
			Trial start: Q1 2021 Primary data reported: Q2 2022	Active, not recruiting; primary endpoint met
RSV OA=ADJ-006 (ARESVI-006; Adults ≥ 60 years old) NCT04886596	III	A randomised, placebo-controlled, observer-blind, multi-country trial to demonstrate the efficacy of a single dose of GSK’s RSVPreF3 OA investigational vaccine in adults aged 60 years and above	Trial start: Q2 2021 Primary data reported: Q2 2022; two season data reported: Q2 2023; three season data reported: Q3 2024	Complete; primary endpoint met
RSV OA=ADJ-007 (Adults ≥ 60 years old) NCT04841577	III
An open-label, randomised, controlled, multi-country trial to evaluate the immune response, safety and reactogenicity of RSVPreF3 OA investigational vaccine when co-administered with FLU-QIV vaccine in adults aged 60 years and above
			Trial start: Q2 2021 Primary data reported: Q4 2022	Complete; primary endpoint met
RSV OA=ADJ-008 (Adults ≥ 65 years old) NCT05559476	III
A phase III, open-label, randomised, controlled, multi country trial to evaluate the immune response, safety and reactogenicity of RSVPreF3 OA investigational vaccine when co-administered with FLU HD vaccine in adults aged 65 years and above
			Trial start: Q4 2022 Primary data reported: Q2 2023	Complete; primary endpoint met
RSV OA=ADJ-009 (Adults ≥ 60 years old) NCT05059301	III
A randomised, double-blind, multi-country trial to evaluate consistency, safety, and reactogenicity of 3 lots of RSVPreF3 OA investigational vaccine administrated as a single dose in adults aged 60 years and above
			Trial start: Q4 2021 Trial end: Q2 2022	Complete; primary endpoint met
RSV OA=ADJ-017 (Adults ≥ 65 years old) NCT05568797	III
A phase III, open-label, randomised, controlled, multi-country trial to evaluate the immune response, safety and reactogenicity of an RSVPreF3 OA investigational vaccine when co-administered with FLU aQIV (inactivated influenza vaccine – adjuvanted) in adults aged 65 years and above
			Trial start: Q4 2022 Primary data reported: Q2 2023	Complete; data analysis ongoing

Key phase III trials for Arexvy (continued):

Trial name (population)	Phase	Design	Timeline	Status
RSV OA=ADJ-018 (Adults 50-59 years) NCT05590403	III
A phase III, observer-blind, randomised, placebo-controlled trial to evaluate the non-inferiority of the immune response and safety of the RSVPreF3 OA investigational vaccine in adults 50-59 years of age, including adults at increased risk of respiratory syncytial virus lower respiratory tract disease, compared to older adults ≥60 years of age
			Trial start: Q4 2022 Primary data reported: Q4 2023	Complete; primary endpoint met
RSV OA=ADJ-019 (Adults ≥ 60 years old) NCT05879107	III
An open-label, randomised, controlled, multi-country trial to evaluate the immune response, safety and reactogenicity of RSVPreF3 OA investigational vaccine when co-administered with PCV20 in adults aged 60 years and older
			Trial start: Q2 2023 Data anticipated: H2 2024	Complete
RSV OA=ADJ-023 (Immunocompromised Adults 50-59 years) NCT05921903	IIb
A randomised, controlled, open-label trial to evaluate the immune response and safety of the RSVPreF3 OA investigational vaccine in adults (≥50 years of age) when administered to lung and renal transplant recipients comparing one versus two doses and compared to healthy controls (≥50 years of age) receiving one dose
			Trial start: Q3 2023 Primary data reported: Q4 2024	Active, not recruiting; primary endpoint met
RSV-OA=ADJ-020 (Adults aged >=50 years of age) NCT05966090	III	A study on the safety and immune response of investigational RSV OA vaccine in combination with herpes zoster vaccine in healthy adults	Trial start: Q3 2023 Primary data reported: Q3 2024	Active, not recruiting; primary endpoint met
RSV-OA=ADJ-013 (Adults aged 50 years and above) NCT06374394	III	An open-label, randomized, controlled study to evaluate the immune response, safety and reactogenicity of RSVPreF3 OA investigational vaccine when co-administered with a COVID-19 mRNA vaccine	Trial start: Q2 2024 Data anticipated: H2 2024	Active, not recruiting
RSV OA=ADJ-025 (Adults, 18-49 years of age, at increased risk for RSV disease and older adults participants, >=60 YOA) NCT06389487	IIIb
An open-label study to evaluate the non-inferiority of the immune response and to evaluate the safety of the RSVPreF3 OA investigational vaccine in adults 18-49 years of age at increased risk for Respiratory Syncytial Virus disease, compared to older adults >=60 years of age
			Trial start: Q2 2024 Primary data reported: Q4 2024	Active, not recruiting; primary endpoint met
RSV OA=ADJ-021 (Adults aged 60 years and above) NCT06551181	III	A study on the immune response, safety and the occurrence of Respiratory Syncytial Virus (RSV)-associated respiratory tract illness after administration of RSV OA vaccine in adults 60 years and older	Trial start: Q3 2024 Data anticipated: H2 2025	Recruiting
RSV OA+ADJ-012 (Adults aged 60 years and above) NCT06534892
An Extension and Crossover Vaccination Study on the Immune Response and Safety of a Vaccine Against Respiratory Syncytial Virus Given to Adults 60 Years of Age and Above Who Participated in RSV OA=ADJ-006 Study
			Trial start: Q3 2024 Data anticipated: 2026	Recruiting

bepirovirsen (HBV ASO)

Bepirovirsen, a triple-action antisense oligonucleotide, is a potential new treatment option for people with chronic hepatitis B (CHB). Based on the potential to address an unmet medical need for a serious and life-threatening condition, bepirovirsen has been granted Fast Track designation by the US FDA and SENKU designation by the Japanese Ministry of Health, Labour and Welfare for the treatment of CHB. The B-Well 1 and 2 phase III trials are on track and have achieved full recruitment ahead of schedule.

This quarter GSK received FDA approval to start phase II combination studies with daplusiran/tomligisiran (GSK5637608, formerly JNJ-3989), an investigational hepatitis B virus-targeted small interfering ribonucleic acid (siRNA) therapeutic, as a novel sequential regimen to pursue functional cure in an even broader CHB patient population.

Key trials for bepirovirsen:

Trial name (population)	Phase	Design	Timeline	Status
B-Well 1 bepirovirsen in nucleos(t)ide treated patients (chronic hepatitis B) NCT05630807	III	A multi-centre, randomised, double-blind, placebo-controlled trial to confirm the efficacy and safety of treatment with bepirovirsen in participants with chronic hepatitis B virus	Trial Start: Q1 2023 Data anticipated: 2026+	Active, not recruiting
B-Well 2 bepirovirsen in nucleos(t)ide treated patients (chronic hepatitis B) NCT05630820	III	A multi-centre, randomised, double-blind, placebo-controlled trial to confirm the efficacy and safety of treatment with bepirovirsen in participants with chronic hepatitis B virus	Trial Start: Q1 2023 Data anticipated: 2026+	Active, not recruiting
bepirovirsen sequential combination therapy with targeted immunotherapy (chronic hepatitis B) NCT05276297	II
A trial on the safety, efficacy and immune response following sequential treatment with an anti-sense oligonucleotide against chronic hepatitis B (CHB) and chronic hepatitis B targeted immunotherapy (CHB-TI) in CHB patients receiving nucleos(t)ide analogue (NA) therapy
			Trial start: Q2 2022 Data anticipated: 2026+	Active, not recruiting

gepotidacin (bacterial topoisomerase inhibitor)

Gepotidacin is an investigational bactericidal, first-in-class antibiotic with a novel mechanism of action for the treatment of uncomplicated urinary tract infections (uUTI) and urogenital gonorrhoea. Positive data from three pivotal trials demonstrate its potential to provide a new oral treatment option for patients, including against drug resistant infections.

In October 2024, a regulatory submission in uUTI was accepted by the US FDA under Priority Review. A decision on approval is expected in March 2025. If approved, gepotidacin could be the first in a new class of oral antibiotics in uUTI in over 20 years. Filings for gonorrhoea are expected to follow in 2025.

Key phase III trials for gepotidacin:

Trial name (population)	Phase	Design	Timeline	Status
EAGLE-1 (uncomplicated urogenital gonorrhoea) NCT04010539	III
A randomised, multi-centre, open-label trial in adolescent and adult participants comparing the efficacy and safety of gepotidacin to ceftriaxone plus azithromycin in the treatment of uncomplicated urogenital gonorrhoea caused by Neisseria gonorrhoeae
			Trial start: Q4 2019 Data reported: Q1 2024	Complete; primary endpoint met
EAGLE-2 (females with uUTI / acute cystitis) NCT04020341	III
A randomised, multi-centre, parallel-group, double-blind, double-dummy trial in adolescent and adult female participants comparing the efficacy and safety of gepotidacin to nitrofurantoin in the treatment of uncomplicated urinary tract infection (acute cystitis)
			Trial start: Q4 2019 Data reported: Q2 2023	Complete; primary endpoint met
EAGLE-3 (females with uUTI / acute cystitis) NCT04187144	III
A randomised, multi-centre, parallel-group, double-blind, double-dummy trial in adolescent and adult female participants comparing the efficacy and safety of gepotidacin to nitrofurantoin in the treatment of uncomplicated urinary tract infection (acute cystitis)
			Trial start: Q2 2020 Data reported: Q2 2023	Complete; primary endpoint met

MenABCWY vaccine candidate

GSK’s 5-in-1 meningococcal ABCWY (MenABCWY) vaccine candidate combines the antigenic components of its two well-established meningococcal vaccines with demonstrated efficacy and safety profiles: Bexsero (Meningococcal Group B Vaccine) and Menveo (Meningococcal Groups A, C, Y, and W-135). Combining the protection offered by these vaccines aims to reduce the number of injections, simplifying immunisation and potentially increasing series completion and vaccination coverage of adolescents and young adults in the US.

A Biologics License Application (BLA) is currently under review by the US FDA with a Prescription Drug User Fee Act (PDUFA) action date of 14 February 2025. In October 2024, the cost effectiveness analysis and grading for MenABCWY were discussed at the CDC’s ACIP meeting ahead of a potential vote in February 2025.

Key trials for MenABCWY vaccine candidate:

Trial name (population)	Phase	Design	Timeline	Status
MenABCWY – 019 NCT04707391	IIIb
A randomised, controlled, observer-blind trial to evaluate safety and immunogenicity of GSK’s meningococcal ABCWY vaccine when administered in healthy adolescents and adults, previously primed with meningococcal ACWY vaccine
			Trial start: Q1 2021 Data reported: Q1 2024	Complete, primary endpoints met
MenABCWY – V72 72 NCT04502693	III
A randomised, controlled, observer-blind trial to demonstrate effectiveness, immunogenicity, and safety of GSK's meningococcal Group B and combined ABCWY vaccines when administered to healthy adolescents and young adults
			Trial start: Q3 2020 Data reported: Q1 2023	Complete; primary endpoints met

HIV

GSK continues to transform the HIV marketplace through its oral two-drug and long-acting injectable regimens for the treatment and prevention of HIV.

cabotegravir

In October 2024, ViiV Healthcare presented 22 abstracts at the ID Week congress. These data included real-world evidence from the OPERA and Trio Health cohorts showing more than 99% effectiveness of Apretude (cabotegravir long-acting (LA)) for HIV pre-exposure prophylaxis (PrEP). In addition, patient-reported results from the implementation study, PILLAR, were reported, showing a reduction in stigma and anxiety when using long-acting injectable PrEP. These studies add to the growing body of evidence reinforcing the real-world impact of this medicine today and offer new insight for healthcare providers seeking to optimise care to suit individual needs and circumstances.

Respiratory/Immunology

camlipixant (P2X3 receptor antagonist)

Camlipixant (BLU-5937) is an investigational, highly selective oral P2X3 antagonist currently in development for first-line treatment of adult patients suffering from refractory chronic cough (RCC). The CALM phase III development programme to evaluate the efficacy and safety of camlipixant for use in adults with RCC is ongoing.

Trial name (population)	Phase	Design	Timeline	Status
CALM-1 (refractory chronic cough) NCT05599191	III
A 52-week, randomised, double-blind, placebo-controlled, parallel-arm efficacy and safety trial with open-label extension of camlipixant in adult participants with refractory chronic cough, including unexplained chronic cough
			Trial start: Q4 2022 Data anticipated: H2 2025	Recruiting
CALM-2 (refractory chronic cough) NCT05600777	III
A 24-week, randomised, double-blind, placebo-controlled, parallel-arm efficacy and safety trial with open-label extension of camlipixant in adult participants with refractory chronic cough, including unexplained chronic cough
			Trial start: Q1 2023 Data anticipated: H2 2025	Recruiting

depemokimab (long acting anti-IL5)

Depemokimab is in late-stage development in a range of IL-5 mediated conditions including, severe asthma, chronic rhinosinusitis with nasal polyps (CRSwNP), hypereosinophilic syndrome (HES) and eosinophilic granulomatosis with polyangiitis (EGPA). It is the first ultra-long-acting biologic engineered to have an extended half-life and high binding affinity and potency for IL-5, enabling six-month dosing intervals for patients with severe asthma.

The phase III programme for depemokimab continues to make progress. In September 2024, the full positive results from the pivotal SWIFT-1 and SWIFT-2 trials evaluating the efficacy and safety of depemokimab in severe asthma with type 2 inflammation were presented at the European Respiratory Society International Conference with simultaneous publication in the New England Journal of Medicine. Both trials met their primary endpoints with statistically significant reductions in the annualised rate of clinically significant exacerbations (asthma attacks) over 52 weeks versus placebo. The pre-specified pooled analysis showed a 54% reduction in exacerbations (Rate Ratio 0.46, 95% CI, 0.36 – 0.59, p<0.001) (AER depemokimab = 0.51 exacerbations per year versus placebo = 1.11) and a 72% reduction(*) in the secondary endpoint of clinically significant exacerbations requiring hospitalisation or emergency department visit compared to placebo (RR 0.28, 95% CI 0.13 – 0.61, p=0.002) (AER: depemokimab = 0.02 versus placebo = 0.09).

In October 2024, positive headline results were announced from the ANCHOR-1 and ANCHOR-2 phase III trials assessing the safety and efficacy of depemokimab in patients with CRSwNP. Both trials met their co-primary endpoints with a statistically significant reduction in nasal polyp size and nasal obstruction versus placebo plus standard of care, at 52 weeks. Further analysis of these data is ongoing and the full results will be presented at an upcoming scientific congress.

Data from SWIFT-1 and -2 along with ANCHOR-1 and -2 will be used to support regulatory submissions to health authorities worldwide.

Footnotes:
(*)	As the pooled analysis of SWIFT-1 and SWIFT-2 did not control for multiple comparisons, results with a significant p-value (>0.05) are termed nominally significant.

Key phase III trials for depemokimab:

Trial name (population)	Phase	Design	Timeline	Status
SWIFT-1 (severe eosinophilic asthma) NCT04719832	III
A 52-week, randomised, double-blind, placebo-controlled, parallel-group, multi-centre trial of the efficacy and safety of depemokimab adjunctive therapy in adult and adolescent participants with severe uncontrolled asthma with an eosinophilic phenotype
			Trial start: Q1 2021 Data reported: Q2 2024	Complete; primary endpoint met
SWIFT-2 (severe eosinophilic asthma) NCT04718103	III
A 52-week, randomised, double-blind, placebo-controlled, parallel-group, multi-centre trial of the efficacy and safety of depemokimab adjunctive therapy in adult and adolescent participants with severe uncontrolled asthma with an eosinophilic phenotype
			Trial start: Q1 2021 Data reported: Q2 2024	Complete; primary endpoint met
AGILE (SEA) NCT05243680	III (exten sion)
A 52-week, open label extension phase of SWIFT-1 and SWIFT-2 to assess the long-term safety and efficacy of depemokimab adjunctive therapy in adult and adolescent participants with severe uncontrolled asthma with an eosinophilic phenotype
			Trial start: Q1 2022 Data anticipated: H1 2025	Active, not recruiting
NIMBLE (SEA) NCT04718389	III
A 52-week, randomised, double-blind, double-dummy, parallel group, multi-centre, non-inferiority trial assessing exacerbation rate, additional measures of asthma control and safety in adult and adolescent severe asthmatic participants with an eosinophilic phenotype treated with depemokimab compared with mepolizumab or benralizumab
			Trial start: Q1 2021 Data anticipated: H2 2025	Active, not recruiting
ANCHOR-1 (chronic rhinosinusitis with nasal polyps; CRSwNP) NCT05274750	III	Efficacy and safety of depemokimab in participants with CRSwNP	Trial start: Q2 2022 Data reported: Q3 2024	Complete; primary endpoint met
ANCHOR-2 (CRSwNP) NCT05281523	III	Efficacy and safety of depemokimab in participants with CRSwNP	Trial start: Q2 2022 Data reported: Q3 2024	Complete; primary endpoint met
OCEAN (eosinophilic granulomatosis with polyangiitis; EGPA) NCT05263934	III	Efficacy and safety of depemokimab compared with mepolizumab in adults with relapsing or refractory EGPA	Trial start: Q3 2022 Data anticipated: 2026+	Recruiting
DESTINY (hyper-eosinophilic syndrome; HES) NCT05334368	III	A 52-week, randomised, placebo-controlled, double-blind, parallel group, multicentre trial of depemokimab in adults with uncontrolled HES receiving standard of care (SoC) therapy	Trial start: Q3 2022 Data anticipated: 2026+	Recruiting

Nucala (mepolizumab)

Nucala, is a first in class anti-IL-5 biologic and the only treatment approved for use in the US and Europe across four IL-5 medicated conditions: severe asthma with an eosinophilic phenotype, EGPA, HES and CRSwNP.

In September 2024, positive results from MATINEE, a phase III trial investigating Nucala in patients with chronic obstructive pulmonary disease (COPD) were announced. MATINEE met its primary endpoint with the addition of Nucala to inhaled maintenance therapy showing a statistically significant and clinically meaningful reduction in the annualised rate of moderate/severe exacerbations versus placebo, with patients treated for up to 104 weeks.

The full results of MATINEE will be presented at a future scientific congress and will inform ongoing discussions with regulatory authorities.

Key trials for Nucala:

Trial name (population)	Phase	Design	Timeline	Status
MATINEE (chronic obstructive pulmonary disease; COPD) NCT04133909	III
A multicentre randomised, double-blind, parallel-group, placebo-controlled trial of mepolizumab 100 mg subcutaneously as add-on treatment in participants with COPD experiencing frequent exacerbations and characterised by eosinophil levels
			Trial start: Q4 2019 Data reported: Q3 2024	Active, not recruiting; primary endpoint met

Oncology

Blenrep (belantamab mafodotin)

GSK continues to explore the potential for Blenrep to help address unmet need for patients with multiple myeloma, in early treatment lines and in combination with novel therapies and standard of care treatments.

GSK is pursuing regulatory approvals based on positive results from the phase III head-to-head DREAMM-7 and DREAMM-8 trials, which found that the belantamab-mafodotin-based combinations studied reduced the risk of disease progression or death by nearly 60% and 50% respectively versus standards of care in patients with relapsed or refractory multiple myeloma.

In September 2024, Japan’s Ministry of Health, Labour and Welfare (MHLW) accepted for review a new drug application (NDA) based on DREAMM-7 and DREAMM-8. MHLW also granted an orphan drug designation for belantamab mafodotin, which reflects the high unmet medical need and ensures priority NDA review. This follows earlier marketing authorisation application acceptances by regulatory agencies in Europe and the UK. A regulatory application has been filed in the US.

In September 2024, the Center for Drug Evaluation (CDE) of the National Medical Products Administration (NMPA) in China granted Breakthrough Therapy Designation (BTD) for belantamab mafodotin combined with bortezomib plus dexamethasone based on the results of DREAMM-7. NMPA BTD is intended to expedite the development of therapies for serious and life-threatening diseases for which there are no existing treatments or where initial evidence has shown an improvement in patient outcomes over available treatment options. A regulatory authorisation application in China is expected to be filed by the end of 2024.

Key phase III trials for Blenrep:

Trial name (population)	Phase	Design	Timeline	Status
DREAMM-7 (2L+ multiple myeloma; MM) NCT04246047	III
A multi-centre, open-label, randomised trial to evaluate the efficacy and safety of the combination of belantamab mafodotin, bortezomib, and dexamethasone (B-Vd) compared with the combination of daratumumab, bortezomib and dexamethasone (D-Vd) in participants with relapsed/refractory multiple myeloma
			Trial start: Q2 2020 Primary data reported: Q4 2023	Primary endpoint met
DREAMM-8 (2L+ MM) NCT04484623	III
A multi-centre, open-label, randomised trial to evaluate the efficacy and safety of belantamab mafodotin in combination with pomalidomide and dexamethasone (B-Pd) versus pomalidomide plus bortezomib and dexamethasone (P-Vd) in participants with relapsed/refractory multiple myeloma
			Trial start: Q4 2020 Primary data reported: Q1 2024	Primary endpoint met

Jemperli (dostarlimab)

Jemperli (dostarlimab) is the foundation of GSK’s ongoing immuno-oncology-based research and development programme. In August 2024, the US FDA approved Jemperli plus chemotherapy followed by Jemperli as a single agent for the treatment of adult patients with primary advanced or recurrent endometrial cancer. This approval broadens the previous indication to include patients with mismatch repair proficient (MMRp)/microsatellite stable (MSS) tumours who represent 70-75% of patients diagnosed with endometrial cancer and who have limited treatment options.

The expanded approval was based on results from Part 1 of the RUBY phase III trial, which is the only clinical trial in this setting to show a statistically significant overall survival benefit in the full population of patients with primary advanced or recurrent endometrial cancer, demonstrating a 31% reduction in risk of death (HR: 0.69; 95% CI: 0.54–0.89) compared to chemotherapy alone.

The application received Priority Review and was approved ahead of the Prescription Drug User Fee Act action date.

Key trials for Jemperli:

Trial name (population)	Phase	Design	Timeline	Status
RUBY (1L stage III or IV endometrial cancer) NCT03981796	III
A randomised, double-blind, multi-centre trial of dostarlimab plus carboplatin-paclitaxel with and without niraparib maintenance versus placebo plus carboplatin-paclitaxel in patients with recurrent or primary advanced endometrial cancer
			Trial start: Q3 2019 Part 1 data reported: Q4 2022 Part 2 data reported: Q4 2023	Active, not recruiting; primary endpoints met
PERLA (1L metastatic non-small cell lung cancer) NCT04581824	II	A randomised, double-blind trial to evaluate the efficacy of dostarlimab plus chemotherapy versus pembrolizumab plus chemotherapy in metastatic non-squamous non-small cell lung cancer	Trial start: Q4 2020 Primary data reported: Q4 2022	Active, not recruiting; primary endpoint met
GARNET (advanced solid tumours) NCT02715284	I/II	A multi-centre, open-label, first-in-human trial evaluating dostarlimab in participants with advanced solid tumours who have limited available treatment options	Trial start: Q1 2016 Primary data reported: Q1 2019	Recruiting
AZUR-1 (locally advanced rectal cancer) NCT05723562	II	A single-arm, open-label trial with dostarlimab monotherapy in participants with untreated stage II/III dMMR/MSI-H locally advanced rectal cancer	Trial start: Q1 2023 Data anticipated: 2026+	Active, not recruiting
AZUR-2 (untreated perioperative T4N0 or stage III colon cancer) NCT05855200	III	An open-label, randomised trial of perioperative dostarlimab monotherapy versus standard of care in participants with untreated T4N0 or stage III dMMR/MSI-H resectable colon cancer	Trial start: Q3 2023 Data anticipated: 2026+	Recruiting
COSTAR Lung (advanced non-small cell lung cancer that has progressed on prior PD-(L)1 therapy and chemotherapy) NCT04655976	II/III
A multi-centre, randomised, parallel group treatment, open label trial comparing cobolimab + dostarlimab + docetaxel to dostarlimab + docetaxel to docetaxel alone in participants with advanced non-small cell lung cancer who have progressed on prior anti-PD-(L)1 therapy and chemotherapy
			Trial start: Q4 2020 Data anticipated: H1 2025	Active, not recruiting
JADE (locally advanced unresected head and neck cancer) NCT06256588	III
A randomised, double-blind, study to evaluate dostarlimab versus placebo as sequential therapy after chemoradiation in participants with locally advanced unresected head and neck squamous cell carcinoma
			Trial start: Q1 2024 Data anticipated: 2026+	Recruiting

 Zejula (niraparib)

GSK continues to assess the potential of Zejula across multiple tumour types and in combination with other agents. The ongoing development programme includes several phase III combination studies including the RUBY Part 2 trial of niraparib and dostarlimab in recurrent or primary advanced endometrial cancer; the FIRST trial of niraparib and dostarlimab in stage III or IV nonmucinous epithelial ovarian cancer; and the ZEAL trial of niraparib plus pembrolizumab in advanced/metastatic non-small cell lung cancer. In addition, niraparib is being evaluated in patients with newly diagnosed, MGMT unmethylated glioblastoma in a recently initiated phase III trial sponsored by the Ivy Brain Tumor Center and supported by GSK.

Key ongoing phase III trials for Zejula (see also RUBY Part 2 in Jemperli section):

Trial name (population)	Phase	Design	Timeline	Status
ZEAL-1L (1L advanced non-small cell lung cancer maintenance) NCT04475939	III
A randomised, double-blind, placebo-controlled, multi-centre trial comparing niraparib plus pembrolizumab versus placebo plus pembrolizumab as maintenance therapy in participants whose disease has remained stable or responded to first-line platinum-based chemotherapy with pembrolizumab for Stage IIIB/IIIC or IV non-small cell lung cancer
			Trial start: Q4 2020 Data anticipated: H2 2024	Active, not recruiting
FIRST (1L ovarian cancer maintenance) NCT03602859	III
A randomised, double-blind, comparison of platinum-based therapy with dostarlimab (TSR-042) and niraparib versus standard of care platinum-based therapy as first-line treatment of stage III or IV non-mucinous epithelial ovarian cancer
			Trial start: Q4 2018 Data anticipated: H2 2024	Active, not recruiting

Reporting definitions

CER and AER growth

In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. CER% represents growth at constant exchange rates. For those countries which qualify as hyperinflationary as defined by the criteria set out in IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ (Argentina and Turkey) CER growth is adjusted using a more appropriate exchange rate reflecting depreciation of their respective currencies in order to provide comparability and not to distort CER growth rates.

£% or AER% represents growth at actual exchange rates.

Core Operating Margin

Core Operating margin is Core operating profit divided by turnover.

COVID-19 solutions

COVID-19 solutions include the sales of pandemic adjuvant and other COVID-19 solutions during the years from 2020-2023 and includes vaccine manufacturing and Xevudy and the associated costs but does not include reinvestment in R&D. This categorisation is used by management who believe it is helpful to investors through providing clarity on the results of the Group by showing the contribution to growth from COVID-19 solutions during this period.

Free cash flow

Free cash flow is defined as the net cash inflow/outflow from operating activities less capital expenditure on property, plant and equipment and intangible assets, contingent consideration payments, net finance costs, and dividends paid to non-controlling interests, contributions from non-controlling interests plus proceeds from the sale of property, plant and equipment and intangible assets, and dividends received from joint ventures and associates. The measure is used by management as it is considered a good indicator of net cash generated from business activities (excluding any cash flows arising from equity investments, business acquisitions or disposals and changes in the level of borrowing) available to pay shareholders dividends and to fund strategic plans. Free cash flow growth is calculated on a reported basis. A reconciliation of net cash inflow from operations to free cash flow from operations is set out on page 43.

Free cash flow conversion

Free cash flow conversion is free cash flow from operations as a percentage of profit attributable to shareholders.

General Medicines

General Medicines are usually prescribed in the primary care or community settings by general healthcare practitioners. For GSK, this includes medicines for inhaled respiratory, dermatology, antibiotics and other diseases.

Non-controlling interest

Non-controlling interest is the equity in a subsidiary not attributable, directly or indirectly, to a parent.

Percentage points

Percentage points of growth which is abbreviated to ppts.

RAR (Returns and Rebates)

GSK sells to customers both commercial and government mandated contracts with reimbursement arrangements that include rebates, chargebacks and a right of return for certain pharmaceutical products principally in the US. Revenue recognition reflects gross-to-net sales adjustments as a result. These adjustments are known as the RAR accruals and are a source of significant estimation uncertainty and fluctuation which can have a material impact on reported revenue from one accounting period to the next.

Risk adjusted sales

Pipeline risk-adjusted sales are based on the latest internal estimate of the probability of technical and regulatory success for each asset in development.

Specialty Medicines

Specialty Medicines are typically prescription medicines used to treat complex or rare chronic conditions. For GSK, this comprises medicines for infectious diseases, HIV, Respiratory/Immunology and Other, and Oncology.

Total Net debt

Net debt is defined as total borrowings less cash, cash equivalents, liquid investments, and short-term loans to third parties that are subject to an insignificant risk of change in value. The measure is used by management as it is considered a good indicator of GSK's ability to meet its financial commitments and the strength of its balance sheet.

Total and Core results

Total reported results represent the Group’s overall performance. GSK uses a number of non-IFRS measures to report the performance of its business. Core results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Core results are defined on page 18 and other non-IFRS measures are defined below.

Turnover excluding COVID-19 solutions

Turnover excluding COVID-19 solutions excludes the impact of sales of pandemic adjuvant within Vaccines and Xevudy within Specialty Medicines related to the COVID-19 pandemic during the years 2020-2023. Management believes that the exclusion of the impact of these COVID-19 solutions sales aids comparability in the reporting periods and understanding of GSK’s growth including by region versus prior periods and also 2024 Guidance which excludes any contributions from COVID-19 solutions in current year or comparator periods.

Total Operating Margin

Total Operating margin is Total operating profit divided by turnover.

Total Earnings/(loss) per share

Unless otherwise stated, Total earnings/(loss) per share refers to Total basic earnings/(loss) per share.

Working capital

Working capital represents inventory and trade receivables less trade payables.

Year to date

Year to date is the nine-month period in the year to 30 September 2024 or the same prior period in 2023 as appropriate.

Brand names and partner acknowledgements: brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

Guidance and outlooks, assumptions and cautionary statements

2024 Guidance

GSK confirms its full-year sales, core profit and EPS guidance at constant exchange rates (CER) and expects to deliver broadly around the middle of the existing ranges. Turnover is expected to increase between 7 to 9 per cent. Core operating profit is expected to increase between 11 to 13 per cent and Core Earnings per share is expected to increase between 10 to 12 per cent.

The Group revises turnover expectations for Vaccines to a decrease of low-single digit per cent, for Specialty Medicines to an increase of high teens per cent and for General Medicines to an increase of mid-single digit per cent.

This guidance is provided at CER and excludes any contribution from COVID-19 related solutions.

Assumptions and basis of preparation related to 2024 guidance

In outlining the guidance for 2024, the Group has made certain planning assumptions about the macro-economic environment, the healthcare sector (including regarding existing and possible additional governmental legislative and regulatory reform), the different markets and competitive landscape in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, its development pipeline and restructuring programmes.

These planning assumptions as well as operating profit and earnings per share guidance and dividend expectations assume no material interruptions to supply of the Group’s products, no material mergers, acquisitions or disposals, no material litigation or investigation costs for the Company (save for those that are already recognised or for which provisions have been made) and no change in the Group’s shareholdings in ViiV Healthcare. The assumptions also assume no material changes in the healthcare environment or unexpected significant changes in pricing as a result of government or competitor action. The 2024 guidance factors in all divestments and product exits announced to date.

Notwithstanding our guidance, outlooks and expectations, there is still uncertainty as to whether our assumptions, guidance, outlooks and expectations will be achieved.

The guidance is given on a constant currency basis.

Assumptions and cautionary statement regarding forward-looking statements

The Group’s management believes that the assumptions outlined above are reasonable, and that the guidance, outlooks, and expectations described in this report are achievable based on those assumptions. However, given the forward-looking nature of these guidance, outlooks, and expectations, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macro-economic activity, the impact of outbreaks, epidemics or pandemics, changes in legislation, regulation, government actions or intellectual property protection, product development and approvals, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, “forward-looking statements”. Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

All guidance, outlooks and expectations should be read together with the guidance and outlooks, assumptions and cautionary statements in this Q3 2024 earnings release and in the Group's 2023 Annual Report on Form 20-F.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under Item 3.D ‘Risk Factors’ in the Group’s Annual Report on Form 20-F for 2023. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this report.

Independent review report to GSK plc

Conclusion

We have been engaged by GSK plc (“the company”) to review the condensed financial information in the Results Announcement of the company for the three and nine months ended 30 September 2024.

The condensed financial information comprises:

●	the income statement and statement of comprehensive income for the three and nine month periods ended 30 September 2024 on page 26 and 27;
●	the balance sheet as at 30 September 2024 on page 28;
●	the statement of changes in equity for the nine-month period then ended on page 29;
●	the cash flow statement for the nine-month period then ended on page 30; and
●
the accounting policies and basis of preparation and the explanatory notes to the condensed financial information on pages 31 to 43 that have been prepared applying consistent accounting policies to those applied by GSK plc and its subsidiaries (“the Group”) in the Annual Report 2023, which was prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the United Kingdom.

Based on our review, nothing has come to our attention that causes us to believe that the condensed financial information in the Results Announcement for the three and nine months ended 30 September 2024 is not prepared, in all material respects in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 40.

Basis for Conclusion

We conducted our review in accordance with International Standard on Review Engagements (UK) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Financial Reporting Council for use in the United Kingdom (ISRE (UK) 2410). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

As disclosed on page 40, the annual financial statements of the Company are prepared in accordance with United Kingdom adopted international accounting standards. The condensed set of financial information included in this Results Announcement have been prepared in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 40.

Conclusion Relating to Going Concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for Conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed.

This Conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410, however future events or conditions may cause the entity to cease to continue as a going concern.

Responsibilities of the directors

The directors are responsible for preparing the Results Announcement of the company in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

In preparing the Results Announcement, the directors are responsible for assessing the Company’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.

Auditor’s Responsibilities for the review of the financial information

In reviewing the Results Announcement, we are responsible for expressing to the company a conclusion on the condensed financial information in the Results Announcement based on our review. Our Conclusion, including our Conclusion Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for Conclusion paragraph of this report.

Use of our report

This report is made solely to the company in accordance with ISRE (UK) 2410. Our work has been undertaken so that we might state to the company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Deloitte LLP

Statutory Auditor

London, United Kingdom

29 October 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: October 30, 2024

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc